Exhibit 4.13

IMPORTANT NOTE: This Share Purchase Agreement (the "Purchase Agreement") has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Attunity (including Hayes). The representations, warranties, covenants and agreements contained in the Purchase Agreement were made only for purposes of such agreement and as of the specific dates therein, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Purchase Agreement. The representations and warranties have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing those matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third party beneficiaries under the Purchase Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of Attunity, any other party to the Purchase Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in Attunity’s public disclosures.

SHARE PURCHASE AGREEMENT

BY AND AMONG

ATTUNITY LTD.,

ATTUNITY INC.,

HAYES TECHNOLOGY GROUP, INC.,

THE SHAREHOLDERS OF HAYES TECHNOLOGY GROUP, INC.

AND

MATTHEW HAYES, AS SHAREHOLDERS’ REPRESENTATIVE

DATED AS OF DECEMBER 18, 2013

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT, dated as of December 18, 2013 (this “Agreement”), by and among Attunity Ltd., a company organized under the laws of the State of Israel (“Parent”), Attunity Inc., a corporation organized under the laws of the State of Massachusetts and a wholly owned subsidiary of Parent (“Buyer”), Hayes Technology Group, Inc., a corporation organized under the laws of the State of Illinois (the “Company”), the shareholders of the Company listed in Schedule A of this Agreement (each, a “Seller” and, collectively, “Sellers”) and Matthew Hayes, as the Shareholders’ Representative (as defined below).

W I T N E S S E T H:

WHEREAS, the Company is engaged in the business of providing SAP data management solutions (the “Business”);

WHEREAS, Sellers hold, beneficially and of record, all of the issued and outstanding Company Common Shares, which represent the entire issued and outstanding Company Share Capital (on a fully diluted basis);

WHEREAS, Buyer desires to purchase from Sellers, and Sellers desire to sell to Buyer, all of the outstanding Company Share Capital, subject to the terms and conditions set forth in this Agreement (the “Share Purchase”);

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Buyer's willingness to enter into this Agreement, the CTO of the Company (the “Key Employee”) has entered into an employment agreement, substantially in the form attached hereto as Exhibit A, which contains, among other things, provisions relating to compensation, non-competition and non-solicitation, to be effective as of the Closing (the “Key Employee Agreement”);

WHEREAS, each Seller has independently negotiated with Buyer the consideration to be received by such Seller in exchange for such Seller's shares of Company Share Capital under this Agreement, and the allocation of the Closing Cash Consideration, the Closing Share Consideration, the Holdback Shares and the Earnout Payment Amount between the Sellers is a result of such independent negotiations; and

WHEREAS, as a condition and inducement to Parent and Buyer to enter into this Agreement, the Company and Sellers desire to make certain representations, warranties, covenants (including those pertaining to non-competition and indemnification obligations) and other agreements (including waiver of certain rights) in connection with the Share Purchase and the other transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and other valuable consideration, the sufficiency and receipt of which is hereby acknowledged, and intending to be legally bound hereby, Parent, Buyer, the Company, the Sellers and the Shareholders’ Representative (each, a “Party” and collectively, the “Parties”), agree as follows:

ARTICLE I

The Share Purchase

Section 1.1       The Share Purchase.  Upon the terms and subject to the conditions of this Agreement, at the Closing, each Seller shall sell, transfer and deliver to Buyer, and Buyer shall purchase and accept from Sellers, all of the Company Common Shares owned by the Sellers, free and clear of all Liens.

Section 1.2       Closing.  On the terms and subject to the conditions set forth in this Agreement, the closing of the Share Purchase (the “Closing”) shall take place at 3:30 p.m., EST on the date hereof, or such later Business Day immediately after satisfaction or waiver (by the applicable Party) of all of the conditions set forth in Article V of this Agreement (other than the conditions which, by their nature, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver by the applicable Party of those conditions at the Closing) (the “Closing Date”), at the offices of Reinhart Boerner Van Deuren s.c. Milwaukee, WI, or such other time, date or place as agreed to in writing by Parent and the Company.  All deliveries to be made or other actions to be taken at the Closing shall be deemed to occur simultaneously, and no such delivery or action shall be deemed complete until all such deliveries and actions have been completed or the relevant Parties have agreed to waive such delivery or action.

Section 1.3       Consideration.

(a)      Aggregate Consideration.  Upon the terms and subject to the conditions of this Agreement, the total consideration (the "Aggregate Consideration") payable by Buyer in connection with the Share Purchase shall be payable to, and will consist of:

(i)
Sixty One Thousand and Five Hundred (61,500) Parent Ordinary Shares (the "Holdback Shares"), which Holdback Shares shall be held back by Buyer for one year following the Closing to secure indemnification obligations of Sellers under this Agreement and paid to Sellers (or Bonus Holders designated in the Final Payment Spreadsheet) in accordance with, and subject to, Article VIII. The allocation of the Holdback Shares, if and when released to Sellers and Bonus Holders, shall be as set forth in the Final Payment Spreadsheet;

(ii)	the Closing Cash Consideration, payable on the Closing Date pursuant to the wire instructions and allocation set forth in the Final Payment Spreadsheet;

(iii)	the Closing Share Consideration less the Holdback Shares, issued for the benefit of the Sellers (or Bonus Holders designated in the Final Payment Spreadsheet), which shall be delivered by Parent as follows: on the Closing Date, Parent shall deliver to the Parent’s transfer agent (with a copy to the Company) duly executed irrevocable instructions, in a form reasonably acceptable to the Company, instructing the transfer agent to deliver, on an expedited basis, certificates evidencing a number of Parent Ordinary Shares equal, in the aggregate, to the Closing Share Consideration, registered in the name of the Sellers or Bonus Holders in accordance with the provisions of this Agreement and the allocation set forth in the Final Payment Spreadsheet; and

(iv)
the Earn-Out Payment Amount, if any, payable to the Sellers and Bonus Holders (in accordance with the provisions of this Agreement and the allocation set forth in the Final Payment Spreadsheet) subject to, and in accordance with, Section 1.3(b) below.

For the sake of clarity, any Company Indebtedness, Company Transaction Expenses or Bonus Closing Consideration, if and solely to the extent actually deducted from the Closing Cash Consideration payable to Sellers hereunder, shall be paid by the Buyer in accordance with the Final Payment Spreadsheet.

(b)      Earn-Out Payment Amount.  Subject to Article VIII hereof, Buyer shall pay additional contingent payments to Sellers of up to a maximum aggregate amount of Four Million, Two Hundred Thousands U.S. Dollars ($4,200,000) (subject to downward adjustments as provided herein, the “Earn-Out Payment Amount”) upon the following terms:

(x)
if the revenues from the sale of the Company Products by the Parent and its Affiliates, including the Company, as determined in accordance with GAAP consistently applied by Parent in its applicable audited consolidated financial statements (the "Qualified Sales") that are recognized for the period between the Closing Date and December 31, 2014 (the “2014 Revenues”) are at least $5,000,000 (the “2014 Target”), then Buyer shall pay an additional Two Million One Hundred Thousand U.S. Dollars ($2,100,000) (subject to the adjustments set forth herein, the “2014 Payment”); provided that if the 2014 Revenues represent between 75% to 100% of the 2014 Target, then the 2014 Payment shall be equal to the product obtained by (A) a fraction, the numerator of which is equal to the 2014 Revenues and the denominator is the 2014 Target multiplied by (B) the 2014 Payment; and

(y)
 if the Qualified Sales that are recognized for the calendar year 2015 (the “2015 Revenues”, and together with the 2014 Revenues, the “2014/2015 Revenues”) are at least $6,000,000 (the “2015 Target”), then Buyer shall pay an additional Two Million One Hundred Thousand U.S. Dollars ($2,100,000) (subject to the adjustments set forth herein, the “2015 Payment”); provided that if the 2015 Revenues represent between 75% to 100% of the 2015 Target, then the 2015 Payment shall be equal to the product obtained by (A) a fraction, the numerator of which is equal to the 2015 Revenues and the denominator is the 2015 Target multiplied by (B) the 2015 Payment;

provided however, that if the 2014/2015 Revenues are at least $11,000,000 (the “2014/2015 Target”), then Buyer shall pay (without duplication of any other amounts paid under this Section 1.3(b)) a sum equal to the full Earn-Out Payment Amount (the “2014/2015 Payment”); provided that if the 2014/2015 Revenues represent between 75% to 100% of the 2014/2015 Target, then the 2014/2015 Payment shall be equal (without duplication of any other amounts paid under this Section 1.3(b)) to the product obtained by the fraction the numerator of which is equal to the 2014/2015 Revenues and the denominator is the 2014/2015 Target multiplied by the 2014/2015 Payment.  For the avoidance of doubt, in no event shall the total payments under this Section 1.3(b) exceed $4,200,000.

The procedures for the calculation and payment of the Earn-Out Payment Amount shall be as follows:

(i)         The Buyer and the Parent agree to operate the Business following the Closing in a good faith manner not designed to frustrate the ability of the Sellers to achieve the conditions required to receive the Earn-Out Payment Amount. To that end, it is hereby agreed that (A) Parent shall make a good faith effort to support the Business, including in terms of funding, sales, marketing and R&D of the Business, at least as favorable to the Business as conducted by the Company prior to Closing, as well as allowing the Business to benefit from the sales and marketing resources of Parent, (B) if Buyer sells the Company to any third party (i.e., not an Affiliate of Parent) at any time following the Closing, the full Earnout Payment Amount (less any payments previously paid to Seller) shall be deemed earned and payable hereunder, and (C) if, following the Closing but prior to December 31, 2015, Buyer (or its Affiliates) implements a significant change in the Business of the Company, such as the changes specified in Schedule 1.3(b) hereto, that is reasonably likely to have a material adverse effect on the 2014/2015 Revenues (an "Adverse Change"), then, unless (a) Buyer obtained the Shareholders’ Representative's prior consent to such an Adverse Change (not to be unreasonably withheld) or such consent has been specified in Schedule 1.3(b) hereto, or (b) such an Adverse Change is required under any applicable Legal Requirement, then an equitable downward adjustment shall be made to the 2014 Target and/or the 2015 Target, as applicable, so that the Earn-Out Payment Amount shall be deemed earned and payable, in part or in whole, as a result of such equitable adjustment. For the sake of clarity, nothing herein shall prevent Buyer, Parent and/or their Affiliates, including the Company, to take any action that would constitute an Adverse Change. In the event that an Adverse Change is required under any applicable Legal Requirement, the Buyer and the Shareholders' Representative shall work together in good faith to provide the Sellers, if reasonably practicable in light of such Legal Requirement, with a comparable opportunity to achieve the Earn-Out Payment Amount.

 (ii)        Within 90 days following the end of each of the calendar years of 2014 and 2015 (i.e., until March 31, 2015 and March 31, 2016, respectively), Buyer shall send the Shareholders’ Representative a statement (each, an “Earnout Statement”) specifying (a) with respect to the Earnout Statement sent on or before March 31, 2015 (the "2014 Earnout Statement"), a calculation in commercially reasonable detail of the 2014 Revenues to allow the Shareholders’ Representative to verify such calculations, and (b) with respect to the Earnout Statement sent on or before March 31, 2016 (the "2015 Earnout Statement"), a calculation in commercially reasonable detail of the 2015 Revenues to allow the Shareholders’ Representative to verify such calculations, as applicable, as well as the calculation of the Earn-Out Payment Amount (including, if applicable, the 2014/2015 Payment), if any, payable hereunder.

(iii)
 The Shareholders’ Representative may object to the Earnout Statement, no later than twenty (20) Business Days following delivery thereof, by way of delivering a written notice, executed by the Shareholders’ Representative, to that effect to Buyer, providing details   for the grounds for such objection (the “Earnout Objection Notice”). If the Shareholders’ Representative does not timely deliver such Earnout Objection Notice, then the Earnout Statement shall be deemed final and binding for all intents and purposes and Buyer shall transfer the Earn-Out Payment Amount, if any, specified in such Earnout Statement within ten (10) Business Days thereafter, to the Sellers (in accordance with the provisions of this Agreement and the allocation set forth in the Final Payment Spreadsheet).

(iv)       However, if the Shareholders’ Representative timely delivers such Earnout Objection Notice, then, notwithstanding Section 9.12 hereof, the dispute regarding such amount shall be resolved in the manner set forth in Schedule B hereto; it being clarified that such dispute resolution procedure shall not apply to clause (i) above (which shall be governed by Section 9.12 hereof).

 (v)       At any time between January 1 - January 31, 2015, each Seller may provide Parent and Buyer with a written notice of its election (to be specified in percentages) to receive up to 50% of such Seller's applicable portion of the 2014 Payment, if any, and the 2014/2015 Payment (if such payment will be earned and payable based on the 2014 Earnout Statement) in Parent Ordinary Shares (the "2014 Earnout Shares"), the number of which shall equal to the product obtained by dividing (x) the portion elected to be received in Parent Ordinary Shares by (y) the average closing market price per Parent Ordinary Share on the NASDAQ Stock Market for the 30 trading days prior to the delivery of such written notice.

(vi)       At any time between January 1 - January 31, 2016, each Seller may provide Parent and Buyer with a written notice of its election (to be specified in percentages) to receive up to 50% of such Seller's applicable portion of the 2015 Payment, if any, and the 2014/2015 Payment (if such payment will be earned and payable based on the 2015 Earnout Statement) in Parent Ordinary Shares (the "2015 Earnout Shares" and, together with the 2014 Earnout Shares, the "Earnout Shares"), the number of which shall equal to the product obtained by dividing (x) the portion elected to be received in Parent Ordinary Shares by (y) the average closing market price per Parent Ordinary Share on the NASDAQ Stock Market for the 30 trading days prior to the delivery of such written notice.

(vii)            Notwithstanding anything to the contrary hereunder, (a) the Earn-Out Payment Amount (i.e., the 2014 Payment, the 2015 Payment and/or the 2014/2015 Payment), if any, shall be reduced, dollar-for-dollar, by an amount equal to the Bonus Contingent Consideration (together with employment related Taxes borne by the Company for payment thereof) payable to Bonus Holders in connection with the applicable payment of such Earn-Out Payment Amount (but, if such amount was eventually not paid to the Bonus Holders, Buyer will reimburse Sellers for such amount previously deducted), and (b) due to NASDAQ Marketplace Rules, the number of Earnout Shares together with the Closing Share Consideration shall not exceed, in any event, 19.99% of the issued and outstanding Parent Ordinary Shares as of immediately prior to the Closing.

(viii)            Any Bonus Closing Consideration shall be paid by the Buyer to the Company at Closing, and the Company shall pay the designated amounts to the Bonus Holders on the Closing Date; provided that that the Company may, in the Final Payment Spreadsheet, direct the Buyer to pay any Bonus Closing Consideration directly to Bonus Holders for and on behalf of the Company. Any Bonus Contingent Consideration, if any, shall be paid by the Company (or Buyer) directly to the applicable Bonus Holders.

(c)      Payment Spreadsheet.

(i)                   Attached hereto as Exhibit  B, is a spreadsheet, certified by the CEO and/or President of the Company (each, an “Authorized Person”) showing (i) the Company's good faith estimate (based on reasonable assumptions) of the Company's financial position as of November 30, 2013 and December 31, 2013, prepared in US dollars, in accordance with GAAP and applying the "Revenue Recognition Items" set forth on Section 2.4(a) of the Company Disclosure Schedule (the "Closing Balance Sheet"), (ii) the Company Indebtedness and Company Transaction Expenses, if any; and (iii) for each holder of Company Share Capital, as of the date thereof: (A) the name, the street address, email address, and residency of such holder, telephone number, bank information (the respective bank name and number, the branch name, number and address, swift number and account number), (B) the number and class of shares of Company Share Capital held, and (C) a calculation of the portion of the Aggregate Consideration (including the number of Parent Ordinary Shares each Seller and Bonus Holder will be entitled to receive out of the Closing Share Consideration) payable to such Seller, pursuant to this Agreement (the “Final Payment Spreadsheet”).

(ii)                   Neither Parent, nor Buyer, or any of their respective Representatives shall be responsible for the determination of the Aggregate Consideration allocation. The Aggregate Consideration allocation will be presented in the Final Payment Spreadsheet, which will be deemed a Specified Representation of the Company. Sellers and the Company also represent that the information and calculations set forth in the Final Payment Spreadsheet shall be made in accordance with the terms and conditions of this Agreement, the Company’s Organizational Documents, and other relevant existing contractual arrangements among the Company and the holders of Company Share Capital. In no event shall Parent or Buyer be required to make any payments pursuant to this Agreement unless and until the Final Payment Spreadsheet has been duly certified and delivered by the Company.  Parent and Buyer shall be entitled to rely entirely upon the Final Payment Spreadsheet in connection with making the payments pursuant to this Agreement and neither the Shareholders’ Representative nor any Seller shall be entitled to make any claim in respect of the allocation of the payments made by Parent or Buyer to or for the benefit of any of them to the extent that the payments are made in a manner consistent with the Final Payment Spreadsheet and this Agreement.

(d)      Reserved.

(e)      Fractional Shares.  No fractional shares of Parent Ordinary Shares will be issued pursuant to this Agreement, and any fractional share that would otherwise be due to a Person hereunder (after aggregating all fractional shares of Parent Ordinary Shares to be received by such Person) shall be rounded down to the nearest whole share.

(f)      Tax Withholding.

(i)            While the parties do not believe any tax withholding is applicable, each of Parent and Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, such amounts as they determine, in their reasonable discretion upon the advice of counsel or tax advisor, are required to be deducted or withheld therefrom under applicable Legal Requirements. Any withholding in respect of the Parent Ordinary Shares issued to a Seller may be made out of such Person’s portion of the Closing Cash Consideration, provided, however, that in the event that the portion of the Closing Cash Consideration payable to a Person at Closing is not sufficient to cover the amount required to be withheld under this Agreement with respect to such Person, then such Person shall, as a condition to the receipt of any portion of its Aggregate Consideration to which it is entitled, remit to Parent or to the Buyer such amount as demanded by them in order to satisfy such tax withholding shortfall.  Any amounts so withheld shall be remitted by Parent or Buyer to the appropriate Governmental Entity and shall be treated for all purposes as having been paid to a Seller or other Person entitled to receive any portion of the Aggregate  Consideration pursuant to the terms of this Agreement in respect of whom such deduction and withholding was made.

(ii)            In the case of any amounts withheld in accordance with the provisions hereof, the withholding party shall promptly provide to the Seller from which such amounts were withheld written confirmation of the amount so withheld.

(g)       Transfer Taxes.   All transfer, documentary, sales, use, stamp, registration and such other Taxes and fees (including any penalties and interest), if any, imposed on any Seller or other Person entitled to receive any portion of the Aggregate Consideration pursuant to the terms of this Agreement shall be borne and paid by such Seller or Person.

ARTICLE II

Representations and Warranties Concerning the Company

Except as set forth in the disclosure schedule delivered by the Company to Buyer and Parent concurrently with the execution of this Agreement, setting forth specific exceptions to the Company’s representations and warranties set forth herein (the “Company Disclosure Schedule”; which shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article II; it being understood that each such disclosures shall qualify (i) the corresponding paragraph in this Article II and (ii) the other paragraphs in this Article II to the extent reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other paragraphs), the Company and the Sellers hereby represent and warrant to Buyer and Parent, on the date hereof and as of the Closing Date, as follows:

Section 2.1       Organization and Standing; Subsidiaries.  a)  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois, has the requisite power and authority to own, lease, license, use and operate its assets and properties and to carry on its business as now being conducted. The Company is duly qualified, licensed or admitted to do business and, in jurisdictions where such concept is recognized, is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing, license, use or operation of its assets and properties makes such qualification, licensing or admission necessary, except where the failure to be so qualified, licensed or admitted would not have a Material Adverse Effect. Section 2.1(a) of the Company Disclosure Schedule sets forth each jurisdiction where the Company is so qualified, licensed or admitted to do business and each other state, province or country in which the Company owns, uses, licenses or leases its assets and properties, or  has Employees or engages independent contractors and/or freelances on a full-time basis.  The copies of the articles of incorporation and bylaws or other similar organization documents of the Company (the “Organizational Documents”) that were previously furnished or made available to Parent are true, complete and correct copies of such documents as in effect on the date of this Agreement and have not been amended since the date hereof, and the Company is not in violation of any provision of any of its Organizational Documents.

(b)      The Company does not have and has not ever had a Subsidiary and the Company does not own or control and has never owned or controlled, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, or have any commitment or obligation to invest in, purchase any securities or obligations of, fund, guarantee, contribute or maintain the capital of or otherwise financially support any, corporation, partnership, joint venture or other business association or entity.

(c)      The names of each director and officer of the Company and his or her position with the Company on the date hereof are listed in Section 2.1(c) of the Company Disclosure Schedule.

Section 2.2       Authority; No Conflicts.  b)  The Company has all requisite corporate power and authority to (i) execute and deliver this Agreement and the other agreements set forth in the exhibits hereto (collectively, the “Ancillary Agreements”) to be executed and delivered by the Company as contemplated hereby; and (ii) consummate and perform the transactions contemplated hereby and thereby.  The execution, delivery and performance of this Agreement, and the Ancillary Agreements executed and delivered by the Company as contemplated hereby, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by the Company’s Board of Directors (the "Company Board") and shareholders, and no other corporate action on the part of the Company or its shareholders is necessary to authorize the performance of this Agreement and the Ancillary Agreements by the Company and the consummation of the transactions contemplated hereby and thereby.  This Agreement and the Ancillary Agreements to be executed and delivered by the Company as contemplated hereby, when delivered in accordance with the terms hereof, assuming the due execution and delivery of this Agreement and each other Ancillary Agreements by the other parties hereto and thereto, shall have been duly executed and delivered by the Company and shall be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except to the extent that their enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles.

(b)      The execution and delivery of this Agreement by the Company does not, the execution and delivery by the Company of the Ancillary Agreements to be executed and delivered by the Company as contemplated hereby will not, and the consummation and performance by the Company of the transactions contemplated hereby and thereby will not, result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, modification, cancellation, payment or acceleration) under, or result in the creation of any Lien on any of the properties or assets of the Company under (“Conflict”): (i) any provision of the Organizational Documents of the Company; (ii) any Legal Requirement applicable to the Company or by which any of its properties or assets may be bound; or (iii) any of the terms, conditions or provisions of any Contract to which the Company is a party or by which it is bound; except, in the case of clauses (ii) or (iii), any Conflict that would not reasonably be expected to be material.

(c)      The Company Board has unanimously (i) adopted and approved this Agreement, the Ancillary Agreements and the Share Purchase, and (ii) determined that the transactions contemplated herein and therein are advisable and in the best interests of the Sellers and on terms that are fair to such Sellers, and none of the aforesaid actions by the Company Board has been amended, rescinded or modified.

Section 2.3       Capitalization.  c)  As of the date hereof, the authorized share capital of the Company consists of 1,000 Company Common Shares.

(b)      As of the date hereof and as of the Closing Date, the outstanding share capital of the Company (on a fully diluted basis) consists of 200 Company Common Shares. No shares of Company Share Capital are issued or held in the treasury of the Company.

(c)      All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and non assessable.  No shares of capital stock of the Company are entitled to or have been issued in violation of any preemptive rights.  All outstanding shares of Company Share Capital have been issued in compliance with all applicable Legal Requirements. The shares of Company Share Capital are not subject to any right of first refusal or similar right or limitation, whether under the Organizational Documents or otherwise.  There are no declared or accrued but unpaid dividends with respect to any Company Share Capital. The Company does not own any share capital of the Company.

(d)      The Final Payment Spreadsheet contains a complete and correct list of the holders of all outstanding Company Share Capital, the number and class/series of shares of Company Share Capital held by each such holder and the number of the applicable stock certificates representing such shares.

(e)      The Company is not a party to any outstanding or authorized option, warrant, right (including any preemptive right), subscription, claim of any character, agreement, obligation, convertible or exchangeable securities, Contract or other commitments contingent or otherwise, relating to the share capital or other equity or voting interests in the Company, pursuant to which the Company is or may become obligated to issue, deliver or sell or cause to be issued, delivered or sold, share capital of or other equity or voting interests in, the Company or any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any share capital of or other equity or voting interests in the Company.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the share capital of, or other equity or voting interests in, the Company.  The Company does not have any authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the shareholders of the Company on any matter.  There are no irrevocable proxies and no voting agreements with respect to any share capital of, or other equity or voting interests in, the Company.

Section 2.4       Financial Statements; Undisclosed Liabilities.  d)  Attached hereto as Section 2.4(a) of the Company Disclosure Schedule are true, correct and complete copies of (i) the unaudited balance sheet of the Company as at December 31, 2012 (the “Balance Sheet Date”), including the related unaudited statement of income for the fiscal years ended December 31, 2012 and December 31, 2011, and (ii) the interim unaudited consolidated balance sheet of the Company as of September 30, 2013 (the “Interim Balance Sheet” and the “Interim Balance Sheet Date”), and the related interim unaudited consolidated statement of income for the nine (9) months then ended (collectively the “Financial Statements”).  The Financial Statements have been prepared in accordance with GAAP consistently followed throughout the periods indicated and been compiled by Dwayne Johnson & Associates, s.c.

(b)      The Financial Statements fairly present the consolidated financial condition of the Company, in all material respects, including the results of its operations, for the periods covered thereby (subject to normal year-end adjustments in the case of any unaudited interim financial statements and except that any unaudited interim financial statements do not contain all required footnotes).

(c)      Since the Interim Balance Sheet Date, except for Liabilities (i) incurred in the ordinary course of business and consistent with past practice, and (ii) Liabilities which, in the aggregate, do not exceed $100,000, the Company has not incurred any Liabilities that would be required by GAAP to be reflected on a balance sheet of the Company.  The Closing Balance Sheet shows the Company's good faith estimate (based on reasonable assumptions) of the Company's financial position as of November 30, 2013 and December 31, 2013, prepared in US dollars, in accordance with GAAP. There are no off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, including results of operations and liquidity, of the Company.

(d)      The Company (i) makes and keeps accurate books and records that fairly reflect in all material respects the transactions and dispositions of assets of the Company, and (ii) maintains internal accounting controls which provide reasonable assurance that transactions are recorded as necessary to permit preparation of its financial statements in conformity with GAAP. In the past three years, there has been no disagreement with the Company's independent auditors in connection with any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure and no dismissal of independent auditors in connection therewith.

(e)      Section 2.4(e) of the Company Disclosure Schedule sets forth a true, complete and correct list of all Company Indebtedness as of the date of this Agreement.

(f)      Section 2.4(f) of the Company Disclosure Schedules sets forth a true, complete and correct list of all accounts receivable of the Company as of the close of business on the business day preceding the date of this Agreement.  Subject to any reserves reflected in the Closing Balance Sheet, all accounts receivable of the Company represent current and valid obligations arising from bona fide transactions entered into in the ordinary course of business and the Company has no Knowledge of the same not being collectible from such third parties.

(g)      Section 2.4(g) of the Company Disclosure Schedules sets forth a true, complete and correct list of all accounts payable of the Company as of the close of business on the business day preceding the date of this Agreement.

Section 2.5       Absence of Certain Changes.  Since the Interim Balance Sheet Date, (a) there has not been any event, circumstance, development, state of facts, occurrence, change or effect which has had a Material Adverse Effect and no event, circumstance, development, state of facts, occurrence, change or effect exists or has occurred which could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and (b) the Company has conducted its business in the ordinary course consistent with past practice. Without limiting the generality of the foregoing and, since the Balance Sheet Date, there has not been any (i)  damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company, whether or not covered by insurance; (ii) declaration, setting aside or payment of any dividend or other distribution in respect of the share capital of the Company or make any other payment to the Sellers or their Affiliates; (iii) amendment of any term of any outstanding security of the Company; (iv) incurrence, assumption or guarantee by the Company of any Company Indebtedness; (v) creation or assumption by the Company of any Lien on any asset other than Permitted Liens or Liens incurred in the ordinary course of business consistent with past practices; (vi) loan, advance or capital contribution to, or investment in, any person made by the Company; (vii) transaction or commitment made, or any contract or agreement entered into, by the Company relating to its assets or business or any relinquishment by the Company of any Contract or other right, in each case, other than in the ordinary course of business consistent with past practice; (viii) change by the Company in its accounting principles, practices or methods, except as required by concurrent changes in GAAP; (ix)  any increase of, or an undertaking for, any increase in the compensation payable or that could become payable by the Company to any of their respective employees, officers or directors; or (x) insurance claim made by or against the Company.

Section 2.6       Compliance with Laws.  e)  The Company has complied, and is currently conducting its operations in accordance with, in all material respects, with applicable Legal Requirements.  The Company has not received any written notice that any violation of such Legal Requirements is being or may be alleged.

(b)      Without derogating from the generality of the foregoing, the Company  is in compliance in all respects with (i) the Foreign Corrupt Practices Act (15 U.S.C. §§78dd 1 et seq.) and any other international anti bribery conventions and local anti corruption and anti bribery laws in jurisdictions in which the Company does business, (ii) Export Control and Import Laws, and (iii) Legal Requirements in any country in which the Company Products are now sold, provided or licensed for use, relating to development, or engagement in, encryption technology (including, data encryption, key management, password protection, or authentication), technology with military applications, or other technology whose development, commercialization or export is subject to any applicable Legal Requirements.

Section 2.7       Permits.  The Company has obtained all permits, approvals, licenses, consents, authorizations, certificates, grants, rights, exemptions, orders or other authorizations from Governmental Entities that are material or necessary for the operation of the business of the Company, or that are material or necessary for the lawful ownership or operation of its properties and assets (collectively, the “Permits”). A true and complete list of such Permits is set forth in Section 2.7 of the Company Disclosure Schedule.  The Company has delivered or made available to Parent for inspection a true and correct copy of each Permit listed in Section 2.7 of the Company Disclosure Schedule.  The Company has been and is in compliance in all material respects with all such Permits and all such Permits are valid and in full force and effect and have not lapsed, been cancelled, terminated or withdrawn.  No proceeding to modify, suspend, revoke, withdraw, terminate or otherwise limit any such Permit is pending, or, to the Knowledge of the Company, threatened and, to the Knowledge of the Company, there are no facts or circumstances that, either alone or in together with other facts and circumstances, could reasonably be expected to provide valid basis for any such claims.  No administrative or governmental action or proceeding has been taken, or, to the Knowledge of the Company, threatened, in connection with the expiration, continuance or renewal of any such Permit.

Section 2.8       Litigation.  There is no private or governmental action, suit, proceeding, inquiry, claim, charge, arbitration, investigation or any administrative or other proceeding (each, a “Legal Proceeding”) pending before, against or by any Governmental Entity or any other Person, or, to the Knowledge of the Company, threatened, against or affecting the Company, or any of its respective properties, assets or rights.  Neither the Company nor to the Knowledge of the Company, any of their respective directors or officers (in their capacities as such), is subject to any Order (i) restricting the operation of the business of the Company, or (ii) that could prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement or the Ancillary Agreements.  There is no litigation that the Company has pending or is currently planning to commence against any other party. Section 2.5 of the Company Disclosure Schedule sets forth a list of all Legal Proceedings and cease-and-desist letters involving the Company (with respect to those that have been resolved, information since January 1, 2010.)

Section 2.9       Benefit Plans.  f)  Set forth in Section 2.9(a) of the Company Disclosure Schedule is an accurate and complete list of each Benefit Plan.  For purposes of this Agreement, “Benefit Plans” include each employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and each equity based compensation, incentive, bonus, profit sharing, savings, deferred compensation, health, medical, dental, life insurance, disability, accident, supplemental unemployment or retirement or fringe benefit plan or program maintained by the Company thereof or to which the Company thereof (including for purposes of this Section 2.9 all employers that would be treated together with the Company as a single employer within the meaning of Section 414 of the Code) contributes (or has any obligation to contribute), has or could have any liability or is a party.

(b)      Each Benefit Plan is in material compliance with all applicable Legal Requirements and has been administered and operated in all material respects in accordance with its terms.  The Company has no knowledge of the occurrence of any non-exempt prohibited transaction, as defined in section 4975 of the Code or section 406 of ERISA, with respect to any Benefit Plan.

(c)      Each Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to such qualified status, and no event has occurred and no condition exists which could be reasonably expected to result in the revocation of the qualified status of any such plan.

(d)      Each Benefit Plan and each employment agreement has been administered in good faith compliance with Section 409A of the Code to the extent applicable.

(e)      No Benefit Plan has assets that include securities issued by the Company.

(f)      No Benefit Plan is covered by Title IV of ERISA or subject to Section 412 of the Code or Section 302 of ERISA.

(g)      No Benefit Plan is a “multiple employer plan” (within the meaning of the Code or ERISA).

(h)      Full payment has been timely made of all amounts which the Company is required under applicable Legal Requirements or under any Benefit Plan or related agreement to have paid, and the Company have timely deposited all amounts withheld from Employees into the appropriate trusts, funds or accounts.  The Company have made adequate provisions, in accordance with GAAP in their books and records for all Liabilities under all Benefit Plans that have accrued but have not been paid because they are not yet due under the terms of any such Benefit Plan or any related agreement or applicable Legal Requirement. Since the Interim Balance Sheet Date, no event has occurred or condition exists that would reasonably be expected to result in a material increase in the level of such amounts paid or accrued for the most recently ended fiscal year.

(i)      No Benefit Plan provides for post-employment or retiree health, life insurance or other welfare benefits, except as required by COBRA.

(j)      The execution of this Agreement and the consummation of the transactions contemplated hereby do not constitute a triggering event under any Benefit Plan or agreement with any current or former Employee and/or consultant of the Company (a "Consultant"), which (either alone or upon the occurrence of any additional or subsequent event) will or may result in any payment, “parachute payment” (as such term is defined in Section 280G of the Code), severance, bonus, retirement or job security or similar type benefit, or increase any benefits or accelerate the payment, vesting or funding of any benefits to any Employee and/or Consultant.

(k)      No Employee and/or Consultant will be entitled to any payment, benefit or right or any accelerated, vested or increased payment, benefit or right as a result of such Employee’s, former Employee’s or director’s or Consultant's termination, in direct connection to the execution of this Agreement or the consummation of the transactions contemplated hereby.  No Benefit Plan provides for the payment of change in control or similar type payments or benefits.  Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will require accelerated funding by the Company of any Benefit Plan or give rise to any liability of the Company in connection with any Benefit Plan.

(l)      No liability, claim, action, litigation, audit, examination, investigation or proceeding has been made, commenced or, to the Knowledge of the Company, threatened with respect to any Benefit Plan which could result in a material liability of the Company or any Affiliate thereof.

(m)        Except as required to maintain the tax qualified status of any Benefit Plan intended to qualify under Section 401(a) of the Code, no condition or circumstance exists that would prevent the amendment or termination of any Benefit Plan.

(n)      The Company and its Subsidiaries have classified correctly all individuals who perform services for them under all applicable Legal Requirements as common law employees, independent contractors or leased employees.

(o)      The Company has delivered or made available to Parent true and complete copies of each Benefit Plan, together with all amendments thereto, and all contracts and agreements relating to each Benefit Plan, as well as the most recent actuarial reports, reviewed financial statements and annual report on Form 5500 filed with the Internal Revenue Service with respect to such Benefit Plans for which such report was required by applicable Legal Requirement.

Section 2.10     Labor Matters. g)  The Company is currently conducting and has conducted its operations in compliance, in all material respects, with any Legal Requirement, agreement (whether written or oral, including Collective Bargaining Agreements), plan, custom and program applicable to the Company relating to labor or employment relations and practices (including terms and conditions of employment, wage and payment for overtime, immigration and occupational safety and health).

(b)      The Company is not a member of any employers’ organization, nor is the Company a party or subject to any Collective Bargaining Agreement. No Employee is represented by any Employee Representatives or is subject to any Collective Bargaining Agreement and/or any extension orders. No Collective Bargaining Agreement is currently being negotiated.  The Company is not subject to any pending, or, to the Knowledge of the Company, threatened or anticipated demand for recognition or certification, and there are no representation or certification proceedings, petitions seeking a representation proceeding or Employee Representatives’ elections with respect to the Company presently pending or, to the Knowledge of the Company, threatened or anticipated to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.

(c)      There are no pending or, to the Knowledge of the Company, threatened or anticipated and there have been no strikes, lockouts, Employee Representative organization activities (including Employee Representative organization campaigns or requests for representation), pickets, slowdowns or stoppages in respect of the business of the Company.

(d)      There are no pending or, to the Knowledge of the Company, threatened, legal actions, lawsuits, arbitrations, administrative or other proceedings, charges, complaints, investigations, inspections, audits or notices of violations brought by or on behalf of, or otherwise involving, any Employee, any Person alleged to be a an Employee, any applicant for employment, or any class of the foregoing, or any Governmental Entity, that involve the labor or employment relations and practices of the Company (collectively, “Labor Actions”). To the Knowledge of the Company, there are no facts or circumstances that, either alone or together with other facts and circumstances, could reasonably be expected to provide valid basis for any such Labor Actions.

(e)      The Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of the federal Worker Adjustment and Retraining Notification Act or any similar Legal Requirement (including, but not limited to, any state Legal Requirement relating to plant closings or mass layoffs or any non-U.S. Legal Requirement dealing with collective dismissals, mass terminations, reductions in force, plant closings or mass layoffs) (collectively, “WARN”) during the last six (6) years.  The Company is and has been in material compliance with WARN, and the Company has not incurred any liability or obligation under WARN which remains unsatisfied.

(f)      Section 2.10(f) of the Company Disclosure Schedule is a complete and accurate list of the current Employees as of the date hereof and showing with respect to each such Employee the following terms: name, position/title, location, salary, commissions (if any), company car, entitlement of vacation days and accrual, notice of termination period, any outstanding loans, and all terms of any bonus and/or commission (including upon termination). No Employee has any equity incentives (including any options to purchase Company Share Capital) and none of them is entitled to any sales commission or bonus following termination (for whatever reason) of employment or engagement, as the case may be, except for sales commission and/or bonus earned, if any, by such Employee for the period until termination date.

(g)      The Company has delivered or made available to Parent (i) copies of all written Contracts (or true and complete written summaries with respect to oral Contracts) with Employees, including any independent contractors; and (ii) copies of written manuals and written policies relating to the employment of Employees, as may be applicable.

Section 2.11     Tax Matters.

(a)      The Company is in compliance with all applicable Legal Requirements related to Taxes. The Company has timely filed (or will timely file) or caused (or will cause) to be filed all material returns, statements, forms and reports (including, elections, declarations, disclosures, schedules, estimates and informational tax returns) for Taxes (each, a “Return”) that are required to be filed by, or with respect to, the Company on or prior to the Closing Date (taking into account any applicable extension of time within which to file).  The Returns are (or will be) in all material respects true, correct and complete, have accurately reflected (or will accurately reflect) all liability for Taxes of the Company for the periods covered thereby.

(b)      All Taxes and Tax Liabilities of the Company that are due and payable with respect to Tax periods ending on or before the Closing Date have been (or will be) timely paid or reserved for in the Financial Statements by the Company on or prior to the Closing Date.

(c)      The Company is not currently nor has the Company been during the last seven (7) years the subject of an audit or other examination relating to the payment of Taxes of the Company by the Tax authorities of any nation, state or locality nor has the Company received during the last seven (7) years any written notices from any Taxing authority that such an audit or examination is pending.

(d)      The Company (i) has not entered into an agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes of the Company that has not expired and (ii) is not presently contesting any Tax liability of the Company before any Governmental Entity.

(e)      The Company has not been included in any “consolidated”, “unitary” or “combined” Return provided for under the Legal Requirement of the U.S., any non U.S. jurisdiction or any state or locality with respect to Taxes for any taxable period for which the statute of limitations has not expired.

(f)      All Taxes that the Company is (or was) required by Legal Requirement to withhold or collect in connection with amounts paid or owing to any current or former Employee, creditor, shareholder, member or other Person have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable.

(g)      No written claim has ever been made by any Taxing authority in a jurisdiction where the Company does not file Returns that the Company is or may be subject to taxation by that jurisdiction.

(h)      The Company was not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time during the five (5) year period ending on the Closing Date.

(i)      There are no Tax sharing, allocation, indemnification or similar Contracts in effect as between the Company and any other party under which the Company, the Parent or any of the Parent’s  Subsidiaries could be liable for any Taxes or other claims of any other party.

(j)      The Company has delivered or made available to Parent true and complete copies, including all amendments thereto, of each of the Returns for income Taxes filed by or on behalf of the Company since January 1, 2010.

(k)      The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date:  (A) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non U.S. income Tax Legal Requirement); (B) an installment sale or open transaction; (C) a prepaid amount; (D) an intercompany item under Treasury Regulation Section 1.1502 13 or an excess loss account under Treasury Regulation Section 1.1502 -19; (E) a change in the accounting method of the Company pursuant to Section 481 of the Code or any similar provision of the Code or the corresponding Tax Legal Requirements of any nation, state or locality or (F) installment sale or open transaction disposition made on or prior to the Closing Date.

(l)      During the five (5) year period ending on the date of this Agreement, the Company was not a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(m)      No indebtedness of the Company consists of “corporate acquisition indebtedness” within the meaning of Section 279 of the Code.

(n)      The Company has not engaged in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011 4(b).

(o)      There has not been any substantial omission or a substantial understatement of United States federal income Tax within the meaning of Section 6501(e) or Section 6662 of the Code, respectively.

(p)      The Company has not made or filed an election under Section 108(i) of the Code.

(q)      The Company does not have any liabilities for unpaid Taxes which have not been accrued or reserved on the Financial Statements in accordance with GAAP, whether asserted or unasserted, contingent or otherwise, and the Company has not incurred any liability for Taxes since the Balance Sheet Date other than in the ordinary course of business.

(r)      The Company is and has at all times been resident for Tax purposes in its country of incorporation or formation and is not and has not at any time been a resident in any other country for any income Tax purpose (including any arrangement for the avoidance of double taxation).  The Company is not nor was it subject to net income Tax in any jurisdiction other than its place of incorporation or formation by virtue of having a branch, permanent establishment, place of control and management or other place of business or by virtue of having a source of income in that jurisdiction.

(s)      The Company is not a party to any Tax exemption, Tax incentive, Tax holiday or other Tax reduction agreement or order (a “Tax Incentive”), if any, of a territorial or non-U.S. government with respect to the Company.

(t)      The Company has not requested or received a ruling from any Tax authority or signed a closing or other agreement with any Tax authority.

(u)      All records which the Company is required under applicable Legal Requirements to keep for Tax purposes have been duly kept (in accordance with all applicable statutory requirements) and are available for inspection at the premises of the Company.

(v)      The Company (and any  predecessor  of the Company) has been a valid “S Corporation” within the meaning of Sections 1361 and 1362 of the Code (and any analogous provisions of state and local laws) continuously since its formation and will continue to be a valid S Corporation until the Closing Date (the period from formation through the Closing Date is referred to herein as the “Recognition Period”) and, accordingly, the Company has never been subject to any corporate income tax by reason of being a “C Corporation” (as that term is defined in the Code). The Company has delivered or made available to Parent true and complete copies, of each election filed with a Tax authority in which the Company and/or the Sellers elected for the Company to be treated as an S Corporation.  No facts or circumstances exist, or have ever existed, which would cause, or would have caused, the status of the Company as an “S Corporation” under federal, state or local law to be subject to termination or revocation. All shareholders of the Company during the Recognition Period have been and will continue to be qualified S Corporation shareholders. The Company has not acquired and will not acquire any property during the Recognition Period from a “C Corporation” within the meaning of Section 1361 of the Code, the basis of which in the hands of the acquirer was determined by reference to the basis in the hands of a C Corporation.

(w)      The Company shall not be liable for any Tax under Code Section 1374 in connection with the deemed sale of the Company’s assets caused by the Section 338(h)(10) Election.  The Company has not, in the past five years, (A) acquired assets from another corporation in a transaction in which the Company’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (B) acquired the stock of any corporation which is a qualified subchapter S subsidiary.

Section 2.12     Intellectual Property.

(a)      No Infringement. The operation of the business of the Company did not and does not infringe, misappropriate or otherwise violate, and, to the Company's Knowledge, when conducted by Parent following the Closing in a manner that is consistent with the manner in which it was conducted prior to Closing, will not infringe, misappropriate or otherwise violate, any Intellectual Property Rights of any Person.

(b)      Notice.  The Company has not received any written notice, claim or demand from, nor is it aware of, any Person (i) challenging the scope, ownership, validity or enforceability of any Company Intellectual Property or (ii) claiming that the Company, any Company Product or Company Intellectual Property infringes, misappropriates or otherwise violates any Intellectual Property Rights of any Person (nor does the Company have Knowledge of any basis therefore).

(c)      No Third Party Infringers.  To the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Company Intellectual Property.  The Company has not asserted or threatened in writing any claim against any Person alleging any infringement, misappropriation or violation of any Company Intellectual Property.

(d)      No Order.  There are no Orders that restrict the rights of the Company to use, transfer, license or enforce any Company Intellectual Property owned by the Company or, to the Knowledge of the Company, any Intellectual Property or Intellectual Property Rights licensed to the Company; or which grant any third party any right in or to any Company Intellectual Property.

(e)      Transaction.  Neither this Agreement nor the transactions contemplated by this Agreement, whether by operation of law or otherwise, will result in:  (i) Buyer or any of its Affiliates granting to any third party any incremental right to or with respect to, or non-assertion under, any Intellectual Property Rights owned by, or licensed to, any of them, (ii) Buyer or any of its Affiliates, being bound by, or subject to, any incremental non-compete or other incremental restriction on the operation or scope of their respective businesses, (iii) Buyer or any of its Affiliates being obligated to pay any incremental royalties or other fees, or offer any incremental discounts, to any third party or (iv) the Company being required under a Contract to procure or attempt to procure from Buyer or any of its Affiliates a license grant to or covenant not to assert in favor of any Person; provided, however, that the foregoing representation shall not apply or relate to any Contracts to which Buyer is a party or to which Buyer or its assets or properties are bound other than by reason of this Agreement and the consummation of the Share Purchase.  As used in this Section, an “incremental” right, non-compete, restriction, royalty or discount refers to a right, non-compete, restriction, royalty or discount, as applicable, in excess, whether in terms of contractual term, contractual rate or scope, of those that would have been required to be offered or granted by the Company had the parties to this Agreement not entered into this Agreement or consummated the transactions contemplated hereby.

(f)      Development and Assignment of Company Intellectual Property.  The Company has taken commercially reasonable steps to obtain, maintain and protect the ownership of, or rights in, as applicable, all Company Intellectual Property.  Without limiting the foregoing, the Company has, and has enforced, a policy requiring each Employee to execute a valid and binding written agreement Intellectual Property assignment and confidentiality agreement in the form delivered to Parent prior to the date of this Agreement (a “Company Assignment and Confidentiality Agreement”).  All current or former Employees contracted by, or on behalf of, the Company that have created any Intellectual Property for the Company have executed a Company Assignment and Confidentiality Agreement, and, to the Knowledge of the Company, no party to any such agreement is in breach thereof.  To the extent the Company has acquired ownership of any Intellectual Property or Intellectual Property Rights from any Person not subject to a Company Assignment and Confidentiality Agreement, the Company has obtained a written assignment instrument sufficient to irrevocably transfer all rights in such Intellectual Property or Intellectual Property Rights (including the right to seek past and future damages with respect to such Intellectual Property or Intellectual Property Rights) to the Company and, to the extent reasonably required or appropriate to protect the Company’s ownership rights in and to such Intellectual Property and Intellectual Property Rights in accordance with all applicable laws, the Company has recorded each such assignment of Intellectual Property or Intellectual Property Rights with the relevant Governmental Entity, including, to the extent applicable, the United States Patent and Trademark Office (“PTO”), or its equivalents in all relevant non-U.S. jurisdictions.

(g)      Standards Bodies and Similar Entities.  The Company is not obligated to license or otherwise make available any Company Intellectual Property in connection with the activities of or any participation in any forum, consortium, standards body or similar entity.  The Company has not made any submission or contribution to, and is not subject to any license or other Contract with, any forum, consortium, standards body or similar entity for a determination of essentiality to or inclusion in an industry standard that would obligate the Company to grant licenses or other rights with respect to any Company Intellectual Property.

(h)      Governmental Entities and Institutions.  No Company Intellectual Property or Company Product is subject to any order, action, settlement, or “march in” right or similar right of any Governmental Entity that restricts, or that could reasonably be expected to restrict, in any manner the use, transfer or licensing of any Company Intellectual Property by the Company or that may affect the validity, use or enforceability of such Company Intellectual Property or any Company Product.  No Company Intellectual Property or Company Product is subject to any restriction, constraint, control, supervision or limitation as a result of (i) the receipt or use by the Company or any of its respective current or former directors, employees, independent contractors and consultants of any funding, facilities, personnel or support from any Governmental Entity, any foundation or any public or private university, college, or other educational institution or research center in the development of any Company Intellectual Property or Company Product (collectively, “Grants”), or (ii) the involvement in, contribution to, or creation or development of any Company Intellectual Property or Company Product by any current or former director, officer, or independent contractor of the Company who performed services for or held any position with any Governmental Entity, foundation or any public or private university, college, or other educational institution or research center.

(i)       Open Source and Copyleft Materials.   The Company has never used (and does not use) any Open Source Software in any Company Product, including in development or testing thereof.

(j)       Source Code and Other Technology.  Section 2.12(j) of the Company Disclosure Schedule identifies each Contract pursuant to which the Company has deposited, or is or may be required to deposit, with an escrow agent or any other Person, any source code or other Technology that is Company Intellectual Property. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure or delivery by the Company or any Person acting on their behalf to any Person of any source code or other Technology that is Company Intellectual Property under any Contract, and no such source code or other Technology has been disclosed, delivered or licensed to a third party.

(k)      Software.  The Software included in any Company Products or in the operation of the business of the Company is free of:  (i) any material defects and (ii) any disabling codes or instructions and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disruption, impairment, disablement or erasure of such Software or related Company Products or Company Intellectual Property (or all parts thereof) or data.

(l)       Proprietary Information and Trade Secrets.  The Company has taken reasonable steps consistent with industry standard practices to safeguard and maintain the secrecy and confidentiality of their Trade Secrets, and any Trade Secrets of third parties provided thereto, according to the laws of the applicable jurisdictions where such Trade Secrets are developed, practiced or disclosed.  The Company is not in breach of any written, binding confidentiality obligations or undertakings to safeguard and maintain the secrecy and confidentiality of any Trade Secrets of third parties provided thereto.

(m)      Privacy.  There has been no unauthorized access to, unauthorized disclosure of, or other misuse of any personally identifiable information collected by the Company and the Company has at all times complied in all respects with applicable Legal Requirements relating to privacy and data retention.

(n)      Company Intellectual Property.  Section 2.12(n) of the Company Disclosure Schedule separately sets forth with respect to each item of owned Company Registered Intellectual Property, if any:  (i) for each patent and patent application, the patent number or application serial number for each jurisdiction in which filed, date issued and filed, and present status thereof; (ii) for each registered trademark, trade name, service mark or service name or application for registration of any of the foregoing, the application serial number or registration number, by country, province and state, and the class of goods covered, the nature of the goods or services, as well as a list of all common law trademarks, trade names, trade dress, service marks and service names used by the Company, including a list of applicable jurisdictions; (iii) for any URL or domain name, the registration date, any renewal date and name of registry; (iv) for each copyright registration or application, the number and date of such registration or application by country, province and state, as well as a list of all material copyrights for which a copyright application has not been filed; and (v) for each registered mask work, the registration number and date of registration, for each by country, province and state.  The Company exclusively owns all right, title, and interest (including the right to enforce), free and clear of all Liens, in and to all Company Registered Intellectual Property specified in Section 2.12(n) of the Company Disclosure Schedule or any other Company Intellectual Property that the Company purports to own, and with respect to Company Registered Intellectual Property, is listed in the records of the appropriate United States, state or non-U.S. authority as the sole owner for each item thereof.

(o)      Rights to Use Intellectual Property.  The Company owns, or has a valid and enforceable right or license to use, all Intellectual Property used in the conduct of the Company’s business as presently conducted.

(p)      Validity and Enforceability.  (i) The Company Intellectual Property is subsisting, in full force and effect, and is valid and enforceable, (ii) no Company Registered Intellectual Property has expired (other than in accordance with applicable statutory terms) or been cancelled or abandoned, and (iii)  all necessary registration, maintenance and renewal fees currently due have been paid, and all necessary documents, recordations and certificates have been filed, for the purposes of maintaining the Company Registered Intellectual Property, and (iv) each of the patents and patent applications within the Company Registered Intellectual Property has been prosecuted in compliance with all applicable rules, policies, and procedures of the PTO or applicable non-U.S. patent agencies, and, to the Knowledge of the Company, there is no information that would preclude the Company from having title to such patent applications and to the patents that have issued or that may issue therefrom.  Section 2.12(p) of the Company Disclosure Schedule sets forth all actions that must be taken by the Company within ninety (90) days from the date hereof, including the payment of any registration, maintenance, renewal fees, annuity fees and taxes or the filing of any documents, applications or certificates for the purpose of maintaining, perfecting or preserving or renewing any Company Registered Intellectual Property.

(q)      Sufficiency.  The Company owns or has valid licenses to (and immediately following the Closing will own and will be validly licensed on identical terms and conditions) Intellectual Property Rights and rights to use Intellectual Property sufficient to conduct the business of the Company as presently conducted and as presently proposed to be conducted.

(r)      Products.  The Company Products conform in all material respects with all applicable contractual commitments and all express and implied warranties, the Company’s written product specifications and with all regulations, certification standards and other requirements of any applicable Governmental Entity and do not contain (i) any material defects or errors, (ii) viruses, including any Trojan horse, worm, harmful or disruptive component, or computer programming code intentionally constructed to damage, interfere with or otherwise adversely affect other codes, computer programs, data files or operations, except for technical measures and features that are expressly documented in the source code and that are designated to prevent unauthorized use of software, and (iii) free of any code that would disable or shut down, in whole or in part, any material computer program, including any device or method that permits any person to circumvent the normal security of the Software.  There are no, and since January 1, 2013 there were no, (i) warranty claims against the Company which may result in any material expenditure by the Company (including rights to refund or return) and/or (ii) rejection by any customer of a Company Product, and, to the Company’s Knowledge, there is no basis for the foregoing. There is not under consideration by the Company, nor has there been, any Company Product recall or post sale warning of a material nature concerning any Company Product.

Section 2.13     Material Contracts.  h) Section 2.13(a) of the Company Disclosure Schedule sets forth an accurate and complete list (arranged in paragraphs corresponding to the numbered paragraphs contained in this Section 2.13(a)) of the following Contracts (each such Contract required to be set forth, a “Material Contract”) to which the Company or is a party:

(i)                     all customer Contracts, including, without limitation, all license, development, maintenance, support and professional services, and reseller Contracts, that (i) the Company reasonably expects will provide payments to the Company of $100,000 or more in 2014, or (ii) was executed in 2012 or 2013 and is still in effect;

(ii)                    all Contracts under which the Company is obligated to provide any maintenance, support or professional services with respect to any Company Products that are no longer marketed by the Company;

(iii)                   all Contracts with suppliers and service providers of the Company that involve the performance of services for, or delivery of goods or materials to, the Company under which the Company is obligated to make payments of more than $50,000, excluding Contracts with any employees and independent contractors engaged on a full-time basis;

(iv)                   all Contracts involving a loan (other than accounts receivable owing from trade debtors in the ordinary course of business) or advance to (other than travel and entertainment advances to the Employees extended in the ordinary course of business), or investment in, any Person or any Contract relating to the making of any such loan, advance or investment;

(v)                    all Contracts involving Company Indebtedness or granting or evidencing a Lien on any property or asset of the Company;

(vi)                   all Contracts under which any Person (other than the Company) has directly or indirectly guaranteed Company Indebtedness;

(vii)                  all Contracts with any Governmental Entity, including all Government  Contracts;

(viii)                 all Contracts involving the lease of real property (“Lease Agreements”);

(ix)                   all Contracts for the lease of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving the payment of more than $25,000 over the term of the Contract;

(x)                    all financial advisory or any other similar type Contract and all Contracts with investment or commercial banks;

(xi)                   all Contracts (A) limiting or purporting to limit the ability of the Company to engage in any line of business or to compete with any Person or in any geographical area, (B) granting or purporting to grant any exclusive rights to any Person or limiting in any respect the right of the Company to make use of any Company Intellectual Property, including any "covenant not to sue" clauses, (C) containing any exclusive licensing obligations, (D) containing any future royalty payments, or (E) containing any “most favored nation” or “most favored customer” terms;

(xii)                   other than employment Contracts, all Contracts between the Company and any shareholder, officer, director, Affiliate of the Company or any family member thereof on the other hand;

(xiii)                  all Contracts (including letters of intent) relating to or involving the disposition or acquisition of assets, properties, capital stock or other equity interests of any other Person, or any merger, consolidation or similar business combination transaction, whether or not enforceable, but excluding the purchase of assets in the ordinary course of business for less than $25,000;

(xiv)                 all Contracts involving any joint venture, partnership, strategic alliance, shareholders’ agreement or joint development;

(xv)                  all Contracts with distributors or representatives of the Company that have generated or expected to generate annual revenues in excess of $50,000 (excluding Contracts with Employees and independent contractors engaged on a full time basis, in sales on behalf of the Company);

(xvi)                 all Contracts involving any resolution or settlement of any actual or threatened litigation or arbitration in the past three (3) years;

(xvii)                all Collective Bargaining Agreements;

(xviii)               all Contracts (including, for the sake of clarity, development Contracts) to which the Company is a party or by which it is bound and under which the Company is granted or provided any rights, or permitted any uses, of Intellectual Property or Intellectual Property Rights by a third party, other than: (i) Contracts for licenses to Shrink-Wrapped Code that are not royalty bearing; and (ii) Open Source Licenses or CopyLeft Software licenses.

(xix)                  all Contracts (i) containing a grant by the Company to a Person of any right relating to or under the Company Intellectual Property or any grant to the Company of any right relating to or under the Intellectual Property or Intellectual Property Rights of any Person involving anticipated annual gross revenue or expense in excess of $20,000, other than agreements with customers for the sale and/or licensing of Products entered into in the ordinary course of business (including Contracts for “off-the-shelf” software) and (ii) regarding development of Intellectual Property or Technology for the Company in excess of $5,000; and

(xx)                   All Contracts containing any provisions which are triggered by, and all Contracts entitling any Person to any right of notice, novation, waiver, authorization, consent or approval, as the case may be, in connection with, a change-in-control of the Company or the consummation of the transactions contemplated by this Agreement.

(b)      No Breach.  The Company is in compliance in all material respects with its respective obligations under each Contract to which it is party or by which it is bound.  Each Material Contract set forth in Section 2.13(a) of the Company Disclosure Schedule (or required to be set forth in Section 2.13(a) of the Company Disclosure Schedule) is valid and binding and in full force and effect and has not been terminated or been repudiated.  There exists no event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would be reasonably expected to become a material default or event of default under the terms of any Contract (whether or not a Material Contract) to which the Company is party or by which it is bound.  To the Company's Knowledge, none of the Material Contracts will be totally or partially terminated or suspended prior to its expiration by its terms.  To the Knowledge of the Company, all of the material covenants to be performed by any other party to any Contract to which the Company is party or by which it is bound have been performed in all material respects.  The Company has delivered or made available to Parent true and complete copies, including all amendments, of each Material Contract set forth in Section 2.13 of the Company Disclosure Schedule (or required to be set forth in Section 2.13 of the Company Disclosure Schedule).

Section 2.14     Consents and Approvals.  (a) No notice to, filing with, and no permit, authorization, consent or approval of, any Governmental Entity or any third party is necessary for the consummation by the Company of the transactions contemplated by this Agreement, including as necessary in order to avoid any violation of any Legal Requirements or any third party.

(b)           In connection with Contracts that the Company has entered into to provide software and/or services to any Governmental Entity, either directly or indirectly as a subcontractor (collectively, the “Government Contracts”), neither the Company nor its Affiliates hold any security clearance issued by the U.S. government.  In entering into and performing under the Government Contracts, the Company has not had access to any U.S. government classified information, and, without derogating from clause (a) above, the consummation of the Share Purchase, including the Company’s continued rights to the benefits of the Government Contracts, is not subject to any requirement to notify or receive approval from any Governmental Entity in connection with the Government Contracts.

Section 2.15     Environmental Matters.  The Company is in material compliance with all Legal Requirements relating to the environment or occupational health and safety and no material expenditures are or will be required in order to comply with any such existing Legal Requirement.

Section 2.16     Leased Real Property.  Section 2.16 of the Company Disclosure Schedule sets forth a complete list of the real property leased by the Company (the “Company Leases”).  Each Lease Agreement relating to each Company Lease is valid, binding and enforceable in accordance with its terms and the Company has a valid and binding leasehold interest in the real property for the full term of the Company Lease (including renewal periods).  True and correct copies of the Lease Agreements with all amendment thereto have been made available to Parent.  There are no disputes, oral agreements, or forbearance programs in effect as to the Company Leases and, other than the Lease Agreements, there are no other Contracts between the Company and any other Person or by and among any other Persons, claiming an interest in the interest of the Company in the real property subject to the Company Leases or otherwise relating to the use and occupancy of the real property subject to the Company Leases.  There are no existing material defaults by the Company under any Lease Agreement, and, to the Knowledge of the Company, no event has occurred that (with the giving of notice, lapse of time or both) would constitute a material default by the Company under any Lease Agreement and the Company has no Knowledge of any material default by the other parties to the Company Leases.  The Company has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or any of its rights under any Company Lease, and the leasehold estate created by each such lease is free and clear of all Liens.  The Company does not own any real property.

Section 2.17    Interested Party Transactions.  No shareholder, officer or director of the Company owns or holds, directly or indirectly, any interest in (except holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than one percent (1%) of the equity of any such entity), or is an officer, director, Employee or consultant of any Person that is a competitor, lessor, customer or supplier of the Company.  No officer, director or shareholder of the Company (a) owns or holds, directly or indirectly, in whole or in part, any Company Intellectual Property, or (b) has any interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of the Company. No shareholder, officer, Employee or director of the Company is indebted to the Company, nor is the Company indebted (or committed to make loans or extend or guarantee credit) to any of them.

Section 2.18     Suppliers and Customers.  Section 2.18 of the Company Disclosure Schedule sets forth an accurate and complete list of (i) the ten (10) largest customers (including OEMs and resellers) of the Company, taken as a whole, by revenues (the “Key Customers”) for each of year 2012 and the nine-month period ended September 30, 2013; and (ii) the key strategic partners (and, only if such exist, key suppliers, other than, for the sake of clarity, real estate lease) of the Company, including SAP AG or its Affiliates (the "Key Partners").  None of the Key Customers and Key Partners has indicated to the Company in writing (nor does the Company have any Knowledge of) any intent to discontinue or alter in any manner adverse to the Company the terms of such Key Customer or Partner’s relationship with the Company (including with respect to non-renewal of maintenance agreements and whether as a result of the Share Purchase or otherwise) or make any claim that would be reasonably expected to give rise to a material breach by the Company of its obligations to such Key Customer or Partner.

Section 2.19     Accounts, Powers of Attorney.  Set forth in Section 2.19 of the Company Disclosure Schedule is an accurate and complete list showing (a) the name and address of all banks, trust companies, securities brokers and other financial institutions in which the Company has an account or safe deposit box, or maintains a banking, custodial, trading or other similar relationship, whether or not such accounts are held in the name of the Company, and lists the number of any such account or any such box and the names of all Persons authorized to draw thereon or to have access thereto, (b) the names of all Persons, if any, holding powers of attorney from the Company.

Section 2.20     Insurance. Section 2.20 of the Company Disclosure Schedule contains a complete list of the policies and Contracts of insurance maintained by the Company.  All such policies and bonds are in full force and effect, all premiums due and payable to date under all such policies and bonds have been paid and the Company are otherwise in compliance in all material respects with the terms of such policies and bonds.  There is no claim pending under any such policies and Contracts as to which coverage has been questioned, denied or disputed by the insurance carriers of such policies or Contracts.  The Company has not received any written notice of cancellation or non renewal of any such policies or Contracts from any of its insurance carriers or agents, nor to the Knowledge of the Company, is the termination of any such policies or Contracts threatened.

Section 2.21     Tangible Assets; Title to Property.  The Company has good and valid title or, in the case of leased assets, a valid leasehold interest, free and clear of all Liens, except for Permitted Liens, to all of their respective tangible property and assets.  The property and equipment of the Company that are used in the operations of the business of the Company, taken as a whole, are in good operating condition and repair, subject to normal wear and tear, are adequate for the uses to which they are being put and have been maintained and serviced in accordance with prudent practice and in material compliance with all applicable Legal Requirements.  The tangible property and assets owned or leased by the Company, together with all leased real property of the Company, are sufficient for the operation of the business of the Company as currently conducted.

Section 2.22     Minute Books.  The minute books of the Company contain an accurate summary in all material respects of all resolutions adopted at any meetings of directors, committees and shareholders and all actions by written consent and such minute books have been delivered to Parent.

Section 2.23     Broker’s or Finder’s Fees; Transaction Expenses.  i)  The Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

(b)      Section 2.23(b) of the Company Disclosure sets forth a true and correct itemized list of the Company Transaction Expenses paid through the date hereof by the Company and the Company’s current reasonable estimation of such Company Transaction Expenses from the date hereof through the Closing.

Section 2.24     State Takeover Statutes. No “fair price” or “control share acquisition” or other similar U.S. federal, state or local antitakeover statutes, laws or regulations is applicable to the Company with respect to the Share Purchase, including the execution, delivery or performance of this Agreement and the consummation of the Share Purchase and the other transactions contemplated hereby.

Section 2.25     Full Disclosure.  To the Knowledge of the Company, there is no material fact or information relating to the Company, its business, prospects, condition (financial or otherwise), affairs, operations, or assets that has not been disclosed to the Buyer.  To the Knowledge of the Company, none of the representations or warranties made by the Company herein or any certificate furnished by the Company pursuant to this Agreement (as qualified and modified by the Company Disclosure Schedule), when all such documents are read together in their entirety, contains or will contain at the Closing Date any untrue statement of a material fact, or omits or will omit at the Closing Date to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

Section 2.26     No Additional Representations or Warranties.

Buyer acknowledges that the Company and the Sellers have not made, and Buyer has not relied on, any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Sellers or the Company, except for the representations and warranties of the Sellers and the Company expressly set forth in this Agreement. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SELLERS EXPRESSLY SET FORTH IN ARTICLES II AND III HEREOF, NONE OF SUCH PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE SELLERS, THE COMPANY OR ANY OF THEIR RESPECTIVE ASSETS, LIABILITIES OR OPERATIONS.

ARTICLE III

Representations and Warranties Concerning the Sellers

Except as set forth in the Company Disclosure Schedule, each of the Sellers, severally and not jointly, represents and warrants, to and for the benefit of Buyer and Parent, on the date hereof and as of the Closing Date, as follows:

Section 3.1       Ownership of Company Share Capital.  Such Seller is the sole record and beneficial owner of the Company Share Capital designated as being owned by such Seller opposite such Seller’s name in the Final Payment Spreadsheet.  Except as provided under the Company Organizational Documents, such  Company Share Capital owned by such Seller is not subject to any Liens or to a right of first refusal of any kind, and such Seller has not granted any rights or options to purchase such Company Share Capital to any other Person.  Such Seller has the sole right to transfer such Company Share Capital to Buyer.  Such Company Share Capital constitutes all of the Company Share Capital owned, beneficially or of record, by such Seller, and such Seller has no other options, warrants or other rights to acquire Company Share Capital other than those set forth in Section 2.3 of the Company Disclosure Schedule.

Section 3.2       Litigation. Such Seller does not have any claim against the Company whether present or future, contingent or unconditional, fixed or variable under any Contract or on any other basis whatsoever, whether in equity or at law. There is no claim of any nature pending, or to the Knowledge of such Seller, threatened, against such Seller, arising out of or relating to (a) such Seller’s beneficial ownership of Company Share Capital or rights to acquire Company Share Capital, (b) such Seller’s capacity as a holder of Company Share Capital, (c) the transactions contemplated by this Agreement, (d) any contribution of assets (tangible and intangible) by such Seller (or any of its Affiliates) to the Company (or any of its Affiliates), or (e) any other agreement between such Seller (or any of its Affiliates) and the Company (or any of its Affiliates), nor to the Knowledge of such Seller, is there any reasonable basis therefor.  There is no investigation or other proceeding pending or, to the Knowledge of such Seller, threatened, against such Seller arising out of or relating to the matters noted in clauses (a) through (e) of the preceding sentence by or before any Governmental Entity, nor to the Knowledge of such Seller, is there any reasonable basis therefor.  There is no action, suit, claim or proceeding pending or, to the Knowledge of such Seller, threatened, against such Seller with respect to which such Seller has a contractual right or a right pursuant to applicable Legal Requirement to indemnification from the Company related to facts and circumstances existing prior to the Closing, nor are there any facts or circumstances that would give rise to such an action, suit, claim or proceeding.

Section 3.3       Authority. Such Seller has capacity to enter into this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement have been duly authorized by such Seller, and no further action is required on the part of such Seller to authorize the Agreement.  This Agreement has been duly executed and delivered by such Seller, and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of such Seller, enforceable against each such party in accordance with their respective terms.

Section 3.4       No Conflict The execution and delivery by such Seller of this Agreement and the consummation of the transactions hereby and thereby will not conflict with (a) any contract to which such Seller or any of its properties or assets is subject, or (b) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to such Seller or its properties or assets.

Section 3.5       Securities Laws.

(a)      Such Seller is aware of Parent’s business affairs and financial condition and has acquired sufficient information about Parent to reach an informed and knowledgeable decision to acquire the Closing Share Consideration and Earnout Shares, if any (the "Consideration Shares"). Such Seller is acquiring (or will acquire) the Consideration Shares for such Seller’s own account for investment purposes only and not with a view to, or for the resale in connection with, any “distribution” thereof for purposes of the Securities Act of 1933, as amended (the "Securities Act").

(b)      Such Seller (i) is an "accredited investor" (as defined under Rule 506 promulgated under Regulation D of the Securities Act), (ii) can afford to bear the economic risk of holding the Consideration Shares for an indefinite period and can afford to suffer the complete loss of such Seller’s investment in the Consideration Shares, (iii) its knowledge and experience in financial and business matters is such that such Seller is capable of evaluating the risks of the investment in the Consideration Shares; and (iv) only to the extent that such Seller is not an individual, it has not been organized for the purpose of acquiring the Consideration Shares.

(c)      By executing this Agreement, each of the Sellers represents and warrants that he, she or it are not an Israeli resident (and, to that end, has completed the tax declaration attached as Schedule 3.5(c) hereto) nor has received the offer to purchase the Consideration Shares while in Israel.

(d)      Such Seller understands that the Consideration Shares have not been registered under the Securities Act and the Consideration Shares are being issued in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of its investment intent as expressed herein. Moreover, such Seller understands that Parent is under no obligation to register the Consideration Shares with the SEC other than as required by this Agreement.

(e)      Such Seller understands that the Consideration Shares are “restricted securities” under the United States federal securities laws and may be resold without registration under the Securities Act only in very limited circumstances and are also subject to the  lock-up restrictions set forth in Section 5.17 hereof. In this regard, each Seller is aware of the provisions of Rule 144, promulgated under the Securities Act, which in substance, permit limited public resale of “restricted securities” acquired, directly or indirectly from the issuer thereof (or from an affiliate of such issuer), in a non public offering subject to the satisfaction of certain conditions. In order to prevent any transfer from taking place in violation of this Agreement or applicable Legal Requirement, each Seller hereby agrees that Parent may cause a stop transfer order to be placed with its transfer agent with respect to the Consideration Shares. Parent will not be required to transfer on its books any Consideration Shares that have been sold or transferred in violation of any provision of this Agreement or applicable Legal Requirement. Such Seller acknowledges and agrees that each Parent Ordinary Share that forms part of the Consideration Shares shall bear the following legend:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR ANY STATE LAW, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT COVERING SUCH SECURITIES, OR THE COMPANY RECEIVES AN OPINION OF ITS COUNSEL REASONABLY SATISFACTORY TO THE COMPANY STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE SECURITIES ACT.

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE RESTRICTIONS SET FORTH IN THE SHARE PURCHASE AGREEMENT DATED DECEMBER 18, 2013 (THE “AGREEMENT”).  THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE AGREEMENT, A COPY OF WHICH IS AVAILABLE AT NO COST UPON REQUEST FROM THE SECRETARY OF THE COMPANY.”

Section 3.6       Intellectual Property. Such Seller does not have any ownership interest in Company Intellectual Property or has any Liens against Company Intellectual Property. Neither the Company Products, nor the past, current or reasonably contemplated future conduct or operations of the business of the Company has, is or will, infringe or misappropriate the Intellectual Property Rights of the Seller, or has, is or will, violate any right of the Seller (including any right to privacy or publicity).  With respect to any Seller who contributed to, the creation or development of any material Company Intellectual Property, such Seller has not performed services for the government, a university, college or other educational institution, research center, or organization whose primary purpose is to create or foster the creation of Open Source Material during a period of time during which such Seller was also performing services for the Company.

Section 3.7       Taxes.  Each Seller has timely filed all Tax Returns with respect to Taxes required to be paid attributable to items of income, gain, deductions, losses and credits of the Company, and has timely paid all such Taxes (whether or not shown on such Tax Returns). There has not been any audit of any Tax Return filed by such Seller with respect to, or which may relate to, items of income, gain, deduction, loss or credit of the Company, and no such audit of such Seller is in progress, and Seller has not been notified by any taxing authority that any such audit is contemplated or pending.

ARTICLE IV

Representations and Warranties of Buyer and Parent

Except as set forth in the Parent SEC Documents (as defined below), Buyer and Parent hereby represent and warrant to the Company and Sellers, on the date hereof and as of the Closing Date, as follows:

Section 4.1       Organization and Standing.  Parent is a corporation duly organized and validly existing under the laws of the State of Israel and has all requisite power and authority to own, lease, license, use and operate its assets and properties and to carry on its business as now being conducted. Buyer is a company duly organized, validly existing and in good standing under the laws of the State of Massachusetts.

Section 4.2       Authority; No Conflicts.  j) Each of Parent and Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to be executed and delivered by them as contemplated hereby and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance of this Agreement, and the Ancillary Agreements executed and delivered by Parent and Buyer as contemplated hereby, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by the Board of Directors of each of Parent and Buyer, and no other corporate or shareholder action on the part of Parent or Buyer or their respective shareholders is necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements by either Parent or Buyer and the consummation of the transactions contemplated hereby and thereby.  This Agreement and the Ancillary Agreements to be executed and delivered by Parent and Buyer as contemplated hereby, when delivered in accordance with the terms hereof, assuming the due execution and delivery of this Agreement and each other Ancillary Agreements by the other parties hereto and thereto, shall have been duly executed and delivered by each of Parent and Buyer and shall be valid and binding obligations of Parent and Buyer, enforceable against each of them in accordance with their terms, except to the extent that their enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles.

(b)                The execution and delivery of this Agreement and of the Ancillary Agreements to be executed and delivered by Parent and Buyer as contemplated hereby will not, and the consummation by Parent and Buyer of the transactions contemplated hereby and thereby will not, result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Lien on any of the properties or assets of Parent under: (i) any provision of the organizational documents of Parent and/or Buyer; or (ii) any Legal Requirement applicable to Parent and/or Buyer or by which any of its respective properties or assets may be bound.

Section 4.3       Consents and Approvals.  No notice to, filing with, and no permit, authorization, consent or approval of, any Governmental Entity or any private third party is necessary for the consummation by Parent and/or Buyer of the transactions contemplated by this Agreement.

Section 4.4       SEC Filings.

(a)                Parent has timely filed with or otherwise furnished to the SEC all forms, reports, schedules, statements and other documents required to be filed or furnished by it under the Securities Exchange Act of 1934, as amended (the "Exchange Act") since January 1, 2013 together with all certifications required pursuant to the Sarbanes-Oxley Act (these documents, as supplemented or amended since the time of filing, and together with all information incorporated by reference therein and schedules and exhibits thereto, the “Parent SEC Documents”). Parent has delivered or made available to the Company (including through the SEC EDGAR system) accurate and complete copies of the Parent SEC Documents.

(b)                As of their respective filing dates, the Parent SEC Documents and all Parent SEC Documents filed after the date hereof but before the Closing complied (or, if filed after the date hereof and before the Closing, will comply) in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder, as the case may be, and none of the Parent SEC Documents contained or will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent such Parent SEC Documents have been corrected, updated or superseded by a document subsequently filed with or furnished to the SEC. The financial statements of Parent, including the notes thereto, included in the Parent SEC Documents (the “Parent Financial Statements”) comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP consistently applied (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by the Exchange Act) and present fairly, in all material respects, the consolidated financial position of Parent and its consolidated subsidiaries at the dates thereof and the consolidated results of its operations, changes in shareholders’ equity and cash flows for the periods then ended (subject, in the case of unaudited financial statements, to normal year-end adjustments).

Section 4.5       Issuance of Parent Ordinary Shares. The Parent Ordinary Shares to be issued to Sellers pursuant to this Agreement have been duly authorized, and when issued in accordance with this Agreement, will be validly issued, fully paid and nonassessable and not subject to any preemptive or similar rights (subject to this Agreement, Parent's organizational requirements and applicable Legal Requirements).

Section 4.6       Broker’s or Finder’s Fees. Except for Roth Capital Partners LLC, neither Parent nor Buyer has incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

Section 4.7       Material Adverse Effect. Since September 30, 2013, there has not been any event, circumstance, development, state of facts, occurrence, change or effect which has had a Material Adverse Effect on Buyer or Parent and no event, circumstance, development, state of facts, occurrence, change or effect exists or has occurred which could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Buyer or Parent.   Buyer and Parent have each complied, and are currently conducting their operations in accordance, with applicable Legal Requirements, except in each case as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Buyer or Parent.

Section 4.8       Financial Capability; Solvency.  Buyer will have at the Closing sufficient immediately available funds in cash to pay the Closing Cash Consideration described in this Agreement and to perform its obligations hereunder and to pay its related fees and expenses.  Buyer is not insolvent, nor will the Buyer be rendered insolvent by any of the transactions contemplated herein.  As used in this Section, “insolvent” means that the sum of the debts and other probable Liabilities of Buyer exceeds the present fair saleable value of the assets of Buyer.

Section 4.9       No Additional Representations or Warranties.

Each of the Company and Sellers acknowledge that the Parent and Buyer have not made, and the Company and Sellers have not relied on, any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Parent or the Buyer, except for the representations and warranties of the Buyer and Parent expressly set forth in this Agreement. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF THE BUYER AND PARENT EXPRESSLY SET FORTH IN ARTICLE IV HEREOF, NONE OF SUCH PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE BUYER, PARENT OR ANY OF THEIR RESPECTIVE ASSETS, LIABILITIES OR OPERATIONS.

ARTICLE V

Covenants

Section 5.1       Access to Information.  During the period commencing on the date hereof and ending on the earlier of the date of valid termination of this Agreement or the Closing (such earlier date, the “Expiration Date”), the Company shall afford Buyer, Parent and their respective Representatives during normal working hours upon reasonable prior notice reasonable access to the properties, books and records of the Company and, during such period, the Company shall furnish as soon as practical to Buyer and Parent all true, correct and complete financial and operating data and other information concerning the Company’s businesses, properties and personnel as Buyer and Parent may reasonably request.

Section 5.2       Confidentiality.  The parties hereto agree that the terms of that certain Mutual Confidentiality and Non-Disclosure Agreement between Parent and the Company, dated October 16, 2013 (the “Confidentiality Agreement”), shall continue in full force and effect, and apply to any exchange of Proprietary Information (as defined in the Confidentiality Agreement) hereunder; it being understood that notwithstanding anything to the contrary in the Confidentiality Agreement, neither Party shall disclose the existence of this Agreement and/or any of the terms and conditions of this Agreement and the transactions contemplated hereby unless such disclosure is required by applicable Legal Requirement or otherwise permitted in accordance with Section 5.7 hereof.

Section 5.3       Conduct of the Business of the Company Pending the Closing Date.

(a)      The Company agrees that during the period commencing on the date hereof and ending on the Expiration Date, the Company shall conduct its operations only in the ordinary course of business consistent with past practice and to use its commercially reasonable efforts to preserve intact its business organization, keep available the services of its Employees and maintain satisfactory relationships with licensors, suppliers, distributors, clients and others having business relationships with them.

(b)      In furtherance and not in limitation of Section 5.3(a), the Company agrees that during the period commencing on the date hereof and ending on the Expiration Date, the Company shall not effect any of the following except with the prior written consent of Buyer (which shall not be unreasonably withheld):

(i)                    amend or restate any of its Organizational Documents or form any Subsidiary;

(ii)                   authorize for issuance, issue, sell or deliver (A) any share stock of, or other equity or voting interest in the Company, or (B) any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire any (1) shares of capital stock of, or other equity or voting interest in the Company, (2) securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any shares of the share capital of, or other equity or voting interest in the Company including rights, warrants or options, or (3) phantom stock or similar equity based payment option;

(iii)                   declare, pay or set aside any dividend or make any distribution (whether in cash, stock or other property) with respect to, or split, combine, redeem, reclassify, purchase or otherwise acquire directly, or indirectly, any shares of share capital of, or other equity or voting interest in the Company or make any other change in the capital structure of the Company or make any other payment to the Sellers or their Affiliates (other than as set forth, if any, in Section 5.3(b)(iii) of the Company Disclosure Schedule);

(iv)                   establish, adopt, enter into, fund or accelerate payment under, amend or terminate any Benefit Plan;

(v)                   establish, adopt, enter into, fund or accelerate payment under, amend or terminate any agreement, or arrangement for the benefit of any directors, officers or Employees;

(vi)                   hire any new Employee or terminate the employment of any Employee;

(vii)                  pay or enter into any agreement, or otherwise promise, to pay any bonus, retention or special remuneration to any current or former Employee or increase the compensation payable (including wages, salaries, bonuses, benefits or any other remuneration) or to become payable to any current or former Employee, but other than as required under Contracts existing as of the date hereof;

(viii)                 grant, accelerate, amend or change the period of exercisability or vesting of any equity award of the Company, or authorize any cash payment in exchange for any equity award of the Company;

(ix)                   enter into, materially amend, become subject to, violate, terminate or otherwise modify or waive any of the material terms of any Material Contract (including, for the sake of clarity, any Contract that would constitute a Material Contract) or any Company Leases, except for entering into Contracts for the sale of the Company Products in the ordinary course of business, consistent with past practice with a value per contract that does not exceed $50,000;

(x)                    mortgage, pledge or encumber any assets or otherwise permit any of its properties or assets to be subject to any Lien;

(xi)                   (i) dispose of, license or transfer to any Person any rights to Company Intellectual Property other than pursuant to non exclusive licenses of binary code in connection with the sale of the Company Products in the ordinary course of business, consistent with past licensing practice, (ii) abandon, permit to lapse or otherwise dispose of any Company Intellectual Property, or (iii) make any material change in any Company Intellectual Property;

(xii)                   sell, transfer, lease, license or otherwise dispose of any material assets or properties, except for the sale of Company Products in the ordinary course of business and consistent with past practice;

(xiii)                  acquire any business, line of business or Person by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a single transaction or a series of related transactions, or enter into any Contract, letter of intent or similar arrangement (whether or not enforceable) with respect to the foregoing;

(xiv)                 enter into or amend any agreements pursuant to which any other Person is granted exclusive rights of any type or scope with respect to any Company Products;

(xv)                  make any capital expenditure or commitment therefor or enter into any operating lease in excess of $10,000 individually and $20,000 in the aggregate or otherwise deviate from the Company's short-term budget/forecast attached in Section 5.3(xv) to the Company Disclosure Schedule;

(xvi)                  (A) take any action reasonably likely to (i) accelerate the payment of customer accounts receivables (including shortening payment terms, providing incentives for early payment or otherwise) or (ii) delay the payment on accounts payable to suppliers, vendors or others beyond due dates; (B) make any changes to the cash management policies of the Company; or (C) vary any inventory purchasing practices in any material respect from past practices;

(xvii)                terminate or waive any right of the Company of material value;

(xviii)               except as required by GAAP, make any change in any method of accounting or auditing method, principle, policy, procedure or practice;

(xix)                  (A) make any Tax election or settle and/or compromise any Tax liability; (B) prepare any Returns in an inappropriate manner; incur any liability for Taxes, other than in the ordinary course of business consistent with past practice; or (C) file an amended Return or a claim for refund of Taxes with respect to the income, operations or property of the Company, other than in the ordinary course of business;

(xx)                   incur, repay, assume, guarantee or modify any Company Indebtedness;

(xxi)                  make any loans, advances or capital contributions to, or investments in, any other Person;

(xxii)                 initiate or settle any litigation;

(xxiii)                agree to take (i) any of the actions described above, or (ii) any other action that would prevent the Company from performing, or cause the Company not to perform, any of its covenants and agreements under this Agreement or under any of Ancillary Agreements.

Section 5.4       Exclusive Dealing.  k)  Without derogating from the Sellers' and the Company’s other obligations hereunder, during the period commencing on the date hereof and continuing until the Expiration Date, the Sellers and the Company shall continue to comply with their undertakings under Section 8 of the Parent LOI (except that the term “Exclusivity Period” in the Parent LOI shall have the meaning set forth herein for “Expiration Date”).

(b)                The Sellers and the Company acknowledge that this Section 5.4 is a significant inducement for Parent and Buyer to enter into this Agreement.

Section 5.5       Commercially Reasonable Efforts; Consents.  Subject to the terms and conditions contained in this Agreement, during the period commencing on the date hereof and continuing until the Expiration Date, the Parties shall cooperate and use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable in order to consummate and make effective, in the most expeditious manner practicable, the Share Purchase and the other transactions contemplated by this Agreement, including the following:  (i) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in Article V to be satisfied, (ii) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and from any other third parties as are necessary for consummation of the transactions contemplated by this Agreement, (iii) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, and (iv) the execution or delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement, but subject in all cases to the compliance by the Parties with their respective covenants under this Agreement.  Such consents, waivers and approvals hereof shall be in a form reasonably acceptable to Buyer and Parent.

Section 5.6       Certain Closing Certificates and Documents.  Sellers shall cause, and the Company shall, (i) prepare and deliver to Buyer and Parent, a draft of the Closing Balance Sheet and the Final Payment Spreadsheet not later than three (3) Business Days prior to the Closing Date (unless otherwise agreed by Buyer); and (ii) prepare and deliver the final Closing Balance Sheet and the Final Payment Spreadsheet to Buyer and Parent at or prior to the Closing.  Without limiting the generality or effect of the foregoing or the provisions of Section 5.1, Sellers shall cause, and the Company shall, provide to Parent, promptly after Parent’s request, copies of the documents or instruments evidencing the amounts set forth on any such draft or final certificate, as well as the draft of the Final Payment Spreadsheet and the Final Payment Spreadsheet delivered pursuant to this Section.

Section 5.7       Public Announcements.  Neither Party shall issue any press release or otherwise make any public statement with respect to the transactions contemplated by this Agreement, unless required under applicable Legal Requirements, in which case, the disclosing party shall consult with the other Parties prior thereto. Notwithstanding the foregoing, Parent may issue a press release announcing the execution of this Agreement on, or promptly following, the date hereof and, thereafter, may make, from time to time, any public disclosure with respect to the transactions contemplated by this Agreement and as and to the extent Parent deems, following consultation with its legal advisors, required or advisable under applicable Legal Requirements (including, for the sake of clarity, stock exchange rules).

Section 5.8       Notification of Certain Matters.  During the period commencing on the date hereof and continuing until the Expiration Date, Sellers and the Company shall promptly notify Buyer of (a) any actions, suits, claims or proceedings in connection with the transactions contemplated by this Agreement commenced or, to the Knowledge of the Company, threatened, against the Company or Sellers, as the case may be, (b) the occurrence or non occurrence of any fact or event which would be reasonably likely to cause any condition set forth in Article V not to be satisfied, (c) the occurrence or existence of any fact, circumstance or event which could result in any representation or warranty made by Sellers and the Company in this Agreement or in any schedule, exhibit or certificate or delivered herewith, to be untrue or inaccurate, (d) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, or (e) the occurrence of any event, circumstance, development, state of facts, occurrence, change or effect which has had a Material Adverse Effect or the occurrence or non occurrence of any event, circumstance, development, state of facts, occurrence, change or effect which would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

Section 5.9       Reserved.

Section 5.10     Resignation of Officers and Directors.  Except as otherwise instructed in writing by Buyer, the Company shall cause any so requested officer and member of the Company Board to tender his/her resignation from such position (for the avoidance of doubt, not resignation from a position as an employee) effective immediately prior to the Closing Date and in the event any such individual does not tender his/her resignation, the Sellers and the Company shall take such actions necessary to remove such individuals from such positions.

Section 5.11     FIRPTA Certificate.  The Company shall, on or prior to the Closing Date, provide Buyer with a properly executed Foreign Investment and Real Property Tax Act of 1980 notification letter (the “FIRPTA Certificate”), in a form reasonably acceptable to Buyer, which states that shares of the Company do not constitute “United States real property interests” under Section 897(c) of the Code, for purposes of satisfying Buyer’s obligations under Treasury Regulation Section 1.1445 -2(c)(3).  In addition, simultaneously with delivery of such FIRPTA Certificate, the Company shall have provided to Buyer, as agent for the Company, a signed notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897 -2(h)(2) and in the customary form along with written authorization for Buyer to deliver such notice form to the IRS on behalf of the Company upon the Closing, in a form reasonably acceptable to Buyer.

Section 5.12     SEC Compliant Financial Statements.  Sellers shall cooperate with Parent and take all reasonable action, at their expense, in order to prepare and provide to Parent, as promptly as possible following the Closing Date, such financial information, as required by Parent to comply with Parent’s applicable SEC regulations, including the delivery of such representations from the Company’s independent accountants as may be reasonably requested by Parent or its accountants.

Section 5.13     Tax Matters; Section 338(h)(10) Election.  The following provisions shall govern the allocation of responsibility as between Buyer and the Sellers for certain tax matters following the Closing Date:

(a) Tax Indemnification. The Sellers shall indemnify the Buyer Indemnitees (including the Company) and hold them harmless from and against any Losses attributable to (i) all Taxes (or the non-payment thereof) of the Company for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (any such period described in this subsection (i) is referred to herein as a “Pre-Closing Tax Period”), (ii) all Taxes of any member of an affiliated, consolidated, combined, or unitary group of which the Company (or any of its predecessors) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 under the Code or any analogous or similar state, local, or foreign Legal Requirements, (iii) any and all Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by contract or pursuant to any Legal Requirements, which Taxes relate to an event or transaction occurring before the Closing, and (iv) the matters set forth on Section 2.11 of the Company Disclosure Schedule. In connection with Item 3 of Section 2.11 of the Company Disclosure Schedule, and without derogating from the generality of the foregoing and clause (d) below, Sellers undertake to file, as soon as practicable, an amended Tax Return for 2012 to correct the previously filed Tax Return in that respect, as well as a short-form Tax Return for 2013 that will reflect such correction before the due date (after ordinary extensions) for such 2013 return.

(b) Buyer agrees to give written notice to Shareholders’ Representative of the receipt of any written notice by the Company, Parent, or Buyer which involves the assertion of any claim, or the commencement of any action, in respect of which an indemnity may be sought by Buyer pursuant to this Section 5.13 (a “Tax Claim”); provided, that failure to comply with this provision shall not affect Buyer’s right to indemnification hereunder. Buyer shall control the contest or resolution of any Tax Claim; provided, however, that Shareholders’ Representative shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose, the fees and expenses of which separate counsel shall be borne solely by the Sellers.

(c) Straddle Period. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of the Company for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date and the amount of other Taxes of the Company for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(d) Responsibility for Filing Tax Returns. Sellers shall prepare or cause to be prepared and file or cause to be filed all income Tax Returns for the Company for any taxable period ending on or prior to the Closing Date if the due date of such Income Tax Return (taking into account valid extensions of time to file) is after the Closing Date, but only if not filed on or prior to the Closing Date (the “Seller Returns”).  All Seller Returns shall be prepared in accordance with the past practice of the Company except as required by applicable law.  Sellers shall provide Buyer with a copy of each Seller Return at least thirty (30) days prior to the deadline for filing such Seller Return (or, if required to be filed within thirty (30) days of the Closing Date, as soon as reasonably practicable following the Closing).  During the period prior to the filing deadline, Buyer shall be permitted to review and comment on each Seller Return and to communicate with Sellers regarding any questions or comments to such Seller Return.  Following the Closing, Sellers and Buyer agree to use good faith efforts to resolve any dispute relating to any such Seller Return sufficiently in advance of the applicable filing deadline to permit the timey filing of such Seller Return.  Buyer shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company that are filed after the Closing Date other than the Tax Returns referenced in the preceding sentence.

(e) Cooperation on Tax Matters.

(i) Buyer, the Company, and the Sellers shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to Section 5.13(c) above, and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Company and Sellers agree (A) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or the Sellers, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Company or the Sellers, as the case may be, shall allow the other party to take possession of such books and records.

(ii) Buyer and the Sellers further agree, upon request, to use their reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(iii) Buyer and the Sellers further agree, upon request, to provide the other party with all information that either party may be required to report pursuant to Section 6043 or Section 6043A, or Treasury Regulations promulgated thereunder.

(f) Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred by the Company or the Sellers in connection with consummation of the transactions contemplated by this Agreement shall be paid by the Sellers when due, and the Sellers will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable Legal Requirement, Buyer will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

                (g) Section 338(h)(10) Election.

(i)      Sellers and Buyer shall join in making (and, subject to Sellers' compliance herewith, Buyer undertakes to make) an election under Section 338(h)(10) of the Code (and any corresponding equivalent elections under state, local, or foreign law, including an election under the equivalent to Section 338(g) of the Code in those jurisdictions where an election under Section 338(h)(10) is not permitted) (collectively, a “Section 338(h)(10) Election”) with respect to the Share Purchase to treat such purchase and sale as a deemed sale of assets for federal income Tax and state and/or franchise Tax purposes. Sellers shall include any income, gain, loss, deduction, or other Tax item resulting from the Section 338(h)(10) Election on their Tax Returns to the extent required by applicable Legal Requirement. Sellers shall also pay any Taxes imposed on the Company attributable to the making of the Section 338(h)(10) Election, including (i) any Tax imposed under Section 1374 of the Code, (ii) any Tax imposed under Treasury Regulations Section 1.338(h)(10)-1(d)(2), or (iii) any state, local, or non-U.S. Tax imposed on Company’s gain, and Sellers shall indemnify Buyer Indemnitees (including Company) against any adverse consequences arising out of any failure to pay any such Taxes. In connection with the Section 338(h)(10) Election, Buyer will be responsible for preparation and filing of each IRS Form 8023, and Sellers shall cooperate with such preparation and filing as requested by Buyer, including signing and executing such forms. Buyer and Sellers shall make any additional required filings and take any and all other actions necessary or appropriate to effect and preserve the Section 338(h)(10) Election. Sellers shall include in Sellers’ income Tax Returns for the taxable period which includes the Closing Date any forms that are required to be so included on account of the Section 338(h)(10) Election. Sellers and Buyer shall cooperate fully, and in good faith, with each other in making the Section 338(h)(10) Election.

(ii)      Upon any Section 338(h)(10) Election, the parties hereto agree that the Aggregate Consideration and the Liabilities of the Company (plus other relevant items) will be allocated to the assets of the Company for all purposes (including Tax and financial accounting purposes) in the manner determined by Buyer in its reasonable discretion; provided, however, that the portion of the Aggregate Consideration allocated to the Company’s fixed assets shall not be greater than the fair market value of the fixed assets as of the Closing Date. Buyer shall notify Sellers of such allocation within one hundred twenty (120) days following the Closing Date. Buyer and Seller, shall file all Tax Returns (including amended returns and claims for a refund) and information reports in a manner consistent with such allocation. The parties shall exchange mutually acceptable Internal Revenue Service forms (and any equivalent local, state and foreign tax forms) reflecting such allocations which are to be filed with the Internal Revenue Service and/or any applicable state, local or foreign Tax authority.

(iii)          Promptly following the making of the Section 338(h)(10) Election, the Buyer shall pay to the Sellers an amount (the “Grossed-Up Payment Amount”) which, after deduction of all U.S. federal, state, local, and non-U.S. Taxes required to be paid by the Sellers as a result of the receipt of such amount, equals an amount (the “Additional Tax Amount”) equal to the excess, if any, of (A) the total amount of all U.S. federal, state, local, and non-U.S. Taxes imposed upon the Sellers by reason of the deemed sale of the Company’s assets and the deemed liquidation of the Company as a result of the Section 338(h)(10) Election (ignoring for this purpose the payment of the Grossed-Up Payment Amount) over (B) the total amount of all U.S. federal, state, local, and non-U.S. Taxes which would have been required to have been paid by the Sellers upon any gain the Sellers would have recognized if the Section 338(h)(10) Election had not been made and the Sellers had sold the Common Shares in a fully taxable transaction to the Buyer as reflected in the remaining portions of this Agreement.  The parties acknowledge that certain payments under this Agreement may be made to the Sellers in periods following the period in which the Section 338(h)(10) Election is made, and the Buyer's obligations under this Section shall remain in effect with respect to such future payments.

(iv)          The Shareholders’ Representative shall initially calculate the Grossed-Up Payment Amount, and a written notice (the “Gross-Up Notice”) of the results of such calculation shall be delivered by the Shareholders’ Representative to the Buyer not later than 20 days after the date the Section 338(h)(10) Election is filed, together with a statement describing in reasonable detail the manner in which such computation was made.  Within 15 days after the delivery of such Gross-Up Notice, the Buyer will propose to the Shareholders’ Representative in writing any reasonable changes to the Gross-Up Notice (and in the event no such changes are so proposed to the Shareholders’ Representative within such time period, the Buyer will be deemed to have accepted and agreed to the calculation in the form provided).  The Shareholders’ Representative  and the Buyer will attempt in good faith to resolve any timely-raised issues arising as a result of the Buyer’s review of such Gross-Up Notice within ten (10) days after the Shareholders’ Representative’s receipt of a timely written notice of objection from the Buyer.  If the Shareholders’ Representative and the Buyer are unable to agree on the calculation of the Grossed-Up Payment Amount within such time period, such dispute shall be resolved, notwithstanding Section 9.12 hereof, in the manner set forth in Schedule B.  Any Grossed-Up Payment Amount payable to the Sellers as set forth in the Gross-Up Notice as so finalized shall be paid to the Sellers not later than 15 days after the date such calculation is so finalized.

 (h)         Refunds.  Any income Tax refunds that are received by Buyer or the Company within one year following the Closing and that relate to income Tax periods of the Company or portions thereof ending on or before the Closing Date shall be for the account of Sellers, and Buyer shall pay over to Sellers (in accordance with the allocation set forth in the Final Payment Spreadsheet) any such refund within 15 Business Days after actual receipt thereof; provided that, in any event, such additional payment to Sellers shall not exceed, in the aggregate, $50,000.

(i)           Bonus Contingent Consideration. The parties recognize that the fact that the Company, rather than Sellers, shall be the one making the payments, if any, to the Bonus Holders in respect of the Bonus Contingent Consideration, may allow the Company to recognize a tax benefit (the "Bonus Tax Benefit"). Buyer shall pay to Sellers (in accordance with the allocation set forth in the Final Payment Spreadsheet) an amount equal to 50% of the Bonus Tax Benefit promptly, and in any event, within 10 Business Days, following the time at which such Bonus Tax Benefit is actually realized by the Company; provided that, in any event, such additional payment to Sellers shall not exceed, in the aggregate, $75,000. For purposes hereof, a Bonus Tax Benefit will only exist to the extent that it results in, or with commercially reasonable steps capable of being taken by the Company (following the Closing) as to result in, a refund of or actual reduction in Tax for any taxable period, or on any Tax Return with respect thereto.

(j)          Overlap. To the extent that any right, obligation, or responsibility pursuant to this Section 5.13 may overlap with a right, obligation, or responsibility contained elsewhere in this Agreement, the provisions of this Section 5.13 shall govern.

Section 5.14     Non-Competition; Non-Solicitation.

(a) Non-Competition. (i) Each Seller agrees and acknowledges that in order to assure Buyer that the Business will retain its value as a going concern, it is necessary that such Seller undertake not to utilize its special confidential knowledge of the Business, the Company and its relationship with clients or customers to compete with Buyer or its Affiliates. Each Seller further agrees and acknowledges that the Business could be irreparably damaged if such party were to engage in a business that develops, sells, manufactures, distributes or otherwise commercialize products and/or services that are similar to the Business and/or the Company Products (a “Competing Business”). Therefore, as a significant inducement to Buyer and Parent to enter into and perform their obligations under this Agreement and to acquire the Company, each Seller agrees that for a period of four (4) years after the Closing Date (the “Restricted Period”), no such party nor any of its successors, assigns or Affiliates shall, anywhere in the world, directly or indirectly, either for themselves or any other person, engage in, own, operate, manage, control, invest in or participate in any manner or permit their names to be used by, act as a consultant or advisor to, render services for (alone or in association with any person), or otherwise assist in any manner any person that engages in or owns, operates, manages or controls any Competing Business.

(ii) Notwithstanding the foregoing, each Seller shall be permitted to invest in stock, bonds, or other securities of any public corporation so long as it is not involved in the business of such corporation and provided (i) such stock, bonds, or other securities are listed on any national or required exchange; and (ii) its investment does not exceed, in the case of any class of capital stock of any issuer, one (1%) percent of the issued and outstanding shares, or in the case of bonds or other securities, three (3%) percent of the aggregate principal amount thereof issued and outstanding.

(b) Non-Solicitation. (i) Each Seller agrees that, during the two-year period following Closing, neither it nor any of its successors, assigns or Affiliates will directly or indirectly engage, recruit, solicit for employment or engagement, offer employment to or hire, or otherwise seek to influence or alter any relationship with, without the prior written consent of Buyer, any person who is (or was within one hundred eighty (180) days of the Closing Date) an employee or consultant of the Company or any of its Affiliates immediately prior to the Closing.

(ii) Without limiting the generality of the provisions of Section 5.14(a), each Seller hereby agrees that during the Restricted Period, neither it nor any of its successors, assigns or Affiliates shall, directly or indirectly, without the prior written consent of Buyer (i) induce any Person which is a customer of the Business or the Company  to patronize any Competing Business; (ii) canvass, solicit or accept from any Person who is a customer of the Business or the Company , any such competitive business; or (iii) request or advise any Person who is a customer or vendor of the Business or the Company  or their successors to withdraw, curtail or cancel any such customer’s or vendor’s business with any such entity.

(c) Limitations in Scope. Each Seller recognizes that the territorial, time and scope limitations set forth in this Section 5.14 are reasonable and are properly required for the protection of the Company’s, the Business’ and Buyer’s legitimate interests in client relationships, goodwill and trade secrets, and in the event that any such territorial, time or scope limitation is deemed to be unreasonable by a court of competent jurisdiction, Buyer and Sellers agree to submit to the reduction of any or all of said territorial, time or scope limitations to such an area, period or scope as said court shall deem reasonable under the circumstances, and in its reduced form, such provision shall then be enforceable and shall be enforced.

(d) Equitable Remedies. Each Seller acknowledges and agrees that the covenants set forth in this Section 5.14 are reasonable and necessary for the protection of the Business and Buyer’s and its Affiliate's business interests, its failure to comply with any of the provisions of this Section 5.14 will cause irreparable harm to Buyer (including its Affiliates), the Company and the Business and that in the event of any Seller’s or its Affiliate’s actual or threatened breach of any of the provisions contained in this Section 5.14, Buyer and Parent will have no adequate remedy at law. As a result, each Seller agrees that in the event of any actual or threatened breach of any of the covenants set forth in this Section 5.14, Buyer and Parent may seek equitable relief against such party and its Affiliates, including restraining orders and injunctions, without having to show actual monetary damages or posting a bond. Nothing contained herein shall be construed as prohibiting Buyer or Parent from pursuing any other remedies available to them for such breach or threatened breach, including the right to monetary damages.

(e) Impact of Non-Payment of Earn-out Payment Amount.  In the event that an Earn-Out Payment Amount becomes due in 2015 or 2016, and Buyer fails to make the Earn-Out Payment Amount when due, then, in addition to any other available remedies of Sellers hereunder, upon prior written notice thereof of at least 60 days sent by the Shareholders' Representative to Buyer, the covenants set forth in this Section 5.14 shall thereafter automatically be void and of no further force or effect.

(f) Kristen Hayes.  Notwithstanding the foregoing, nothing in this Section 5.14 shall prevent Kristen Hayes from providing business (i.e., not technology related) consulting services related to the Business to any Person or from hiring or engaging (i) any person that is not an employee or contractor of the Company on the date hereof, or (ii) other than as a result of a breach of this Section 5.14, any person whose employment or engagement is terminated by the Company, Buyer or Parent (or their respective Affiliates) after the date hereof. The Restricted Period with respect to Kristen Hayes shall be 2 years following the Closing.

                                                     Section 5.15    Waiver of Claims.

                                                (i)        Effective for all purposes as of the date hereof, each Seller acknowledges and agrees on behalf of itself and each of its agents, estate, successors and assigns (each, a “Releasing Party”) that each hereby releases and forever discharges the Company, each other Seller, Parent and Buyer (each a “Beneficiary”) and each of such Beneficiary’s respective subsidiaries, Affiliates, directors, officers, employees, Representatives, agents, members, successors, predecessors and assigns (each, a “Released Party” and collectively, the “Released Parties”) from any and all Seller Claims such Releasing Party may have or assert it has against any of the Released Parties, from the beginning of time through the time of the Closing and following the Closing, in each case whether known or unknown, or whether or not the facts that could give rise to or support a Seller Claim are known or should have been known. In this Agreement, a “Seller Claim” shall mean: (i) any claim or right to receive any Company Equitysecurities, other than the Company Equitysecurities set forth opposite his, her or its name in the Final Payment Spreadsheet; (ii) any claim or right to receive any portion of the Aggregate Consideration, other than as specifically set forth in the Final Payment Spreadsheet and applicable to such Seller; (iii) any claim with respect to the authority to enter into the transactions and the enforceability of the transactions contemplated hereby; and (iv) any claim of Seller under any employment/consultant agreement,  arrangement or relationship of Seller with the Company arising at any time through the Closing, including any claims for salary, bonuses, accrued vacation, any other employee or consultant compensation and/or benefits, and unreimbursed expenses to such Seller, or other claims arising out of or  relating to employment or consultancy of Seller with the Company prior to Closing, except to the extent expressly set forth in Section 5.15 of the Company Disclosure Schedule.

(ii)        Each Seller hereby confirms, acknowledges, represents and warrants that he, she or it: (A) (i) is the holder of the number of Company Equitysecurities set forth opposite his, her or its name in the Final Payment Spreadsheet; (ii) other than the number and class of Company Share Capital set forth opposite his, her or its name in the Final Payment Spreadsheet, it is not entitled to any additional Company Equitysecurities (including as a result of any anti-dilution rights, preemptive rights, conversion rights, rights of first offer, co-sale and no-sale rights, any other participation, first refusal or otherwise); and (B) (i) examined the Final Payment Spreadsheet and is entitled only to the distribution set forth in such a spreadsheet (subject to any changes contemplated in this Agreement and which will be reflected in the Final Payment Spreadsheet); (ii) waives any right to receive consideration other than as set forth in the Final Payment Spreadsheet (including, without limitation, for any interest payments, the method of calculation of any of the values set forth in this Agreement or the method of determination of the Proportionate Indemnification Shares, or any other rights of any nature under the Company’s Articles of Incorporation, or any other Shareholders Agreement (which, for purposes of this clause, will be defined as any investors rights agreement, registration rights agreement or shareholders agreement entered into by such Seller with respect to the Company Share Capital), which the Seller and/or its successors and assignees ever had, now have or hereafter can, shall or may have, at any time, due to actions or events that occurred prior to Closing which do not conform or are not consistent with the terms of this Agreement and the consideration attributed to such Seller in the Final Payment Spreadsheet); (C) hereby terminates and waives any rights, powers and privileges such Seller has or may have pursuant to any Shareholders Agreement or any right to make a claim or demand for any discrepancy between any Shareholders Agreement and the provisions of this Agreement; (D) for as long as this Agreement has not been terminated, agrees not to sell, transfer, assign or convert any of its Company Equitysecurities, or subject such Company Equitysecurities to any Liens; and (E) has not heretofore assigned or transferred, or purported to have assigned or transferred, to any Person any claim, debt, liability, demand, obligation, cost, expense, action or cause of action herein released.

(iii)        Each Seller, on behalf of each Releasing Party, further covenants and agrees that such Releasing Party has not heretofore sold, transferred, hypothecated, conveyed or assigned, and shall not hereafter sue any Released Party upon, any Seller Claim released under this Section 5.15, and that each Releasing Party shall indemnify and hold harmless the Released Parties against any loss or liability on account of any actions brought by such Releasing Party or such Releasing Party’s assigns or prosecuted on behalf of such Releasing Party and relating to any Seller Claim released under this Section 5.15.

(iv)        Notwithstanding anything in this Section 5.15, the foregoing releases and covenants of any Seller shall not apply to any claims relating to Parent’s or Buyer’s failure to perform any of its obligations, undertakings or covenants set forth in this Agreement or any of the other transactional agreements, including failure to pay to such Seller any portion of the Aggregate Consideration.

(v)        Anything to the contrary notwithstanding: (i) the foregoing release is conditioned upon the Closing and shall become null and void, and shall have no effect whatsoever, without any action on the part of any person or entity, upon termination of this Agreement in accordance with its terms; and (ii) should any provision of this release be found, held, declared, determined, or deemed by any court of competent jurisdiction to be void, illegal, invalid or unenforceable under any applicable statute or controlling law, the legality, validity, and enforceability of the remaining provisions will not be affected and the illegal, invalid, or unenforceable provision will be deemed not to be a part of this Release.

Section 5.16     Reserved.

Section 5.17     Lock-Up; Piggyback Registration Rights.

(a)              The Parties further acknowledge and agree that the Sellers will not, during the period ending 180 days following the Closing (the “Lock-Up Period”), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of the Parent Ordinary Shares; provided that (i) nothing in the foregoing shall prohibit the Sellers from transferring the Parent Ordinary Shares to any Affiliate where the Seller and such Affiliate each agree to be bound by the covenants applicable to the Seller in this Agreement, and (ii) any such Affiliate shall make for the benefit of Parent the representations and warranties set forth in Section 3.5 hereof.  In furtherance of the foregoing, Parent and any duly appointed transfer agent for the registration of transfer of the securities described herein are hereby authorized to decline to register any transfer of securities if such transfer would constitute a violation or breach of this Agreement.

(b)                If, at any time within three (3) years following the Closing, the Parent proposes to register any of the Parent Ordinary Shares under the Securities Act (other than pursuant to a registration on Form F-4 in connection with an acquisition of a third party or a reorganization, a registration on Form S-8 or any successor or similar forms, registration relating to the offer and sale of debt securities; or a registration on any registration form that does not permit secondary sales) for the account of any of its directors and executive officers (the "Insiders"), whether or not in conjunction with the sale of Parent Ordinary Shares for Parent's own account, and the registration form to be used may be used for the registration of the Registrable Securities, the Parent will give prompt written notice to all Sellers (and not, for the sake of clarity, any Bonus Holders, unless otherwise determined by Parent) (the "Holders") of its intention to effect such a registration and will use commercially reasonable efforts to include in such registration all outstanding Registrable Securities held by such holders at such time with respect to which the Parent has received written requests for inclusion therein within 10 business days after the receipt of the Parent's notice. Such right to have the Registrable Securities included in a registration statement shall terminate if the Holders do not exercise their election to have their Registrable Shares included in such registration (unless they are restricted from doing so due to clause (c) below.

(c) Notwithstanding the foregoing, if the Parent Ordinary Shares being covered by the aforesaid registration will be distributed by means of an underwriting, then the right of any Holder to include all or any portion of his, her or its Registrable Securities in such registration pursuant to this Section 5.17 shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities to the extent provided herein and their acceptance of the terms and conditions associated with such underwriting, including executing an underwriting agreement in customary form with the representative of the underwriter or underwriters selected for such underwriting by the Company. In addition, if the underwriters advise the Company or the Insiders that marketing factors require a limitation on the number of shares to be underwritten, the number of Registrable Securities that may be so included shall be limited as follows: first, to the Company for shares sold for its own account; second, to any other holders if any, which have or may have in the future, priority over sales by the Insiders; and, third, to the Insiders and the Holders (on a pro rata basis).

ARTICLE VI

Conditions Precedent

Section 6.1       Conditions to the Obligations of Each Party.  The respective obligations of the Company and Sellers, on one hand, and Parent and Buyer, on the other hand, to consummate the transactions contemplated hereby are subject to the satisfaction or waiver in writing by the Shareholders’ Representative and Buyer, at or before the Closing Date, of the following condition:

(a)      No Prohibitions.  No Legal Requirement issued, enacted, entered, promulgated or enforced by any Government Entity (and with respect to court or administrative orders, whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement or had the effect or making the Share Purchase illegal or otherwise prevent its occurrence, be in effect.

Section 6.2       Conditions to the Obligations of Parent and Buyer.  The obligations of Parent and Buyer to consummate the transactions contemplated hereby are subject to the satisfaction on or prior to the Closing Date of the following further conditions, any of which may be waived in writing by Buyer:

(a)      Performance.  Each of the agreements and covenants of the Company and Sellers to be performed prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects.

(b)      Representations and Warranties.  (i) Each of the representations and warranties of the Company and Sellers contained in the Specified Representations, shall have been true and correct as of the date hereof and shall be true and correct in all respects as of the Closing Date with the same force and effect as if made at and as of such time (other than those representations and warranties made as of a specified date, which such representations and warranties shall be true and correct in all respects as of such specified date), and (ii) each of the other representations and warranties of the Company and Sellers contained in this Agreement and each other Ancillary Agreement to which it is a party shall have been true and correct as of the date hereof and shall be true and correct in all material respects (except for those heretofore qualified by any materiality standard, in which case, no duplicate standard of materiality shall be applied) as of the Closing Date with the same force and effect as if made at and as of such time (other than those representations and warranties made as of a specified date, which such representations and warranties shall be true and correct in all material respects as of such specified date).

(c)      No Material Adverse Effect.  Since the date hereof there shall not have occurred any event, circumstance, development, state of facts, occurrence, change or effect that has had or would reasonably be expected to have a Material Adverse Effect.

(d)      No Litigation Threatened.  No suit, action or proceedings shall be pending or shall have been instituted or threatened against any of the Parties before a court or other Governmental Entity challenging or seeking to restrain or prohibit the consummation of the Share Purchase or to otherwise materially delay or invalidate any of the transactions contemplated hereby.

(e)      Closing Certificate.  Parent shall have received a certificate of the Company executed by the Authorized Persons, in substantially the form of Exhibit C attached hereto (the “Closing Certificate”), certifying, among others, fulfillment of certain of the conditions set forth in this Section 6.2 and the Final Payment Spreadsheet to be enclosed thereto.

(f)      Third Party Consents.  The Company shall have obtained, and Buyer and Parent shall have been furnished with, the consents, waivers or approvals set forth on Section 6.2(f) of the Company Disclosure Schedule, each of which shall be in full force and effect as of the Closing Date and in form and substance reasonably satisfactory to Parent.

(g)      Company Bonus.  At or prior to the Closing, all of the bonus related to Company Bonus held by the Bonus Holders shall have been duly paid, terminated or canceled in accordance with the Bonus Letters or Services Agreement, as applicable.

(h)      Key Employee.  The Key Employee has executed and delivered to Parent the Key Employee Agreement, which shall continue to be in full force and effect and no action shall have been taken by the Key Employee to rescind such agreement, and the Key Employee shall not have given any notice or other indication that he will not continue to be willing to be so employed following the Closing.

(i)      Signatory Rights etc.  The Company shall have taken all actions reasonably requested by Buyer, including the adoption of appropriate resolutions as set forth in Section 6.2(i) of the Company Disclosure Schedule.

(j)      Indebtedness.  There shall not be any outstanding Company Indebtedness nor Liens (other than Permitted Liens) on any assets of the Company.

(k)      IP Assignment. All of the Employees listed in Section 6.2(k) of the Company Disclosure Schedule shall have executed a Non-Competition, Non-Solicitation, Proprietary and Confidential Information and Developments Agreement, substantially in the form of Exhibit D hereto.

(l)       Bonus Letters; Services Agreement. Each of the Bonus Holders has executed a letter agreement with the Company regarding, among others, such Bonus Holder's entitlement to a transaction bonus in connection with this Agreement, substantially in the form of Exhibit E hereto (the “Bonus Letters”), except that, with respect to the consultant identified in Section 2.3(e) of the Company Disclosure Schedule, he shall have executed a Services/Development Agreement with the Company regarding, among others, his service with the Company and his entitlement to a transaction bonus in connection with this Agreement, substantially in the form of Exhibit F hereto (the “Services Agreement”).

(m)      Other Closing Deliverables. The Company and the Sellers shall deliver, or cause the delivery, the following to Buyer: (1) stock certificates (if any) evidencing the Company Common Shares owned by Sellers, accompanied by stock powers or other instruments of transfer duly executed and in proper form for transfer to Buyer under applicable Law; (2) the stock ledgers of the Company reflecting the transfer of the Company Common Shares to Buyer; (3) all of the books and records of the Company; (4) certificate of good standing of the Company dated as of not more than two (2) Business Days prior to Closing; (5) an IRS Form 8023, substantially in the form attached hereto as Exhibit G, executed by each Seller and any other forms and documents which Buyer reasonably deems necessary to make the Section 338(h)(10) Election; (6) the FIRPTA Certificate referenced in Section 5.11; and (7) such other customary documents, instruments or certificates as shall be reasonably requested by Buyer and as shall be consistent with the terms of this Agreement.

Section 6.3       Conditions to the Obligations of the Company.  The obligations of the Company and Sellers to consummate the transactions contemplated hereby are subject to the satisfaction or waiver by the Shareholders’ Representative, on or prior to the Closing Date, of the following further conditions:

(a)      Performance.  Each of the respective agreements and covenants of Parent and Buyer to be performed prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects.

(b)      Representations and Warranties.  Each of the representations and warranties of Parent and Buyer contained in this Agreement and each other Ancillary Agreement to which any of them is a party shall have been true and correct as of the date hereof and shall be true and correct in all material respects (except for those heretofore qualified by any materiality standard, in which case, no duplicate standard of materiality shall be applied) as of the Closing Date with the same force and effect as if made at and as of such time (other than those representations and warranties made as of a specified date, which such representations and warranties shall be true and correct in all material respects as of such specified date).

(c)      Closing Certificate.  At the Closing, Parent shall deliver or cause to be delivered to the Company a certificate signed by an authorized officer of Parent, dated as of the Closing Date, confirming the matters set forth in Sections 6.3(a) through 6.3(b).

ARTICLE VII

Termination

Section 7.1       Termination.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned, at any time prior to the Closing:

(a)      by mutual written consent of the Company and Buyer;

(b)      by either the Shareholders’ Representative or Buyer, if:

 (i)        any Governmental Entity shall have issued, enacted, entered, promulgated or enforced any Legal Requirement or Order, permanently enjoining or prohibiting the transactions contemplated by this Agreement; or

(ii)        the Closing shall not have occurred by December 31, 2013 (the “End Date”); provided, that a Party may not terminate this Agreement pursuant to this Section 7.1(b)(ii) if such Party’s action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before the End Date and such action or failure to act constitutes breach of this Agreement.

(c)      by Buyer, if the Company and/or any Seller shall breach any representation, warranty, obligation or agreement hereunder, such that the conditions set forth in Section 6.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, and such breach shall not have been cured, or by its nature cannot be cured, within seven (7) days of receipt by the Shareholders’ Representative of written notice of such breach; provided that Buyer has not breached any of its representations, warranties, obligations or agreements hereunder, such that the conditions set forth in Section 6.3 would not be satisfied as of the time of the Company’s or any of Seller's breach or as of the time such representations or warranty of the Company and/or any Seller shall have become untrue;

(d)      by the Shareholders’ Representative, if Parent or Buyer shall breach any representation, warranty, obligation or agreement hereunder, such that the conditions set forth in Section 6.3 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, and such breach shall not have been cured, or by its nature cannot be cured, within seven (7) days following receipt by Buyer of written notice of such breach; provided that neither the Company nor any Seller has breached any of its representations, warranties, obligations or agreements hereunder, such that the conditions set forth in Section 6.2 would not be satisfied as of the time of Parent’s or Buyer's breach or as of the time such representations or warranty of Parent and Buyer shall have become untrue; or

(e)      by Buyer if any action taken, or any Legal Requirement enacted, promulgated or issued or deemed applicable to the Share Purchase, by any Governmental Entity, which would: (i) prohibit Parent’s (through Buyer) ownership or operation of all or any portion of the business of the Company or (ii) compel Parent or Buyer to dispose of or hold separate all or any portion of the assets and properties of the Company, or limit its operation of the Company’s business, as a result of the Share Purchase.

Section 7.2       Effect of Termination.  Any termination of this Agreement under Section 7.1 above will be effective immediately upon written notice of the terminating Party to the other Parties hereto specifying the provision of this Agreement on which such termination is based. In the event of the termination, this Agreement shall become void and have no effect and there shall be no liability hereunder on the part of either Party, except that (i) Section 5.2 (Confidentiality); Section 7.1 (Termination), this Section 7.2, and Article IX shall survive any termination of this Agreement, and (ii) nothing in this Section 7.2 shall relieve any Party of liability for any willful breach of this Agreement.

ARTICLE VIII

Hold-Back; Set-Off; Survival; Indemnification

Section 8.1   Holdback; Set-Off.

(a)      The parties have agreed that the Holdback Shares shall not be issued at Closing and, subject to this Article VIII, shall be issued to the Sellers and the Bonus Holders in accordance with the allocation set forth in the Final Payment Spreadsheet on the date that is the first anniversary of the Closing Date.

(b)      Notwithstanding anything to the contrary in this Agreement, if the Buyer Indemnitees have any claims in good faith for indemnification against the Sellers pursuant to this Article VIII and send a Claim Certificate (as defined below), the Buyer Indemnitees may, in addition to any other right or remedy they may have hereunder, (i) continue to withhold a portion of the Holdback Shares with a then-current fair market value (determined at the time the Claim Certificate is delivered) equal to the amount of the indemnification claim set forth in the Claim Certificate, and (ii) withhold a portion of the Earnout Payment Amount, if any, equal to the amount of the indemnification claim set forth in the Claim Certificate (but without duplication of any amount withheld with respect to Holdback Shares for the same claim under the preceding sentence).  For the sake of clarity, the Buyer may withhold such portion of the Holdback Shares and/or of the Earnout Payment Amount until the parties fully and finally resolve such indemnity claims (or are deemed to be resolved pursuant to this Agreement) or a court of competent jurisdiction has issued a final judgment on the matter (a "Final Resolution").  If, upon a Final Resolution, a Buyer Indemnitee is entitled to all or a portion of the indemnification claim, then the amount of such claim shall be satisfied, without duplication (i) from a portion of the Holdback Shares with a then-current fair market value equal to the amount to which the Buyer Indemnitee is entitled, and the Parent's obligation to issue such portion of the Holdback Shares shall terminate, and/or, at Buyer's full discretion, (ii) from a portion of the Earnout Payment Amount then due equal to the amount to which the Buyer Indemnitee is entitled, and the Buyer's obligation to pay such portion of the Earnout Payment Amount shall terminate (the "Earnout Set-Off Right").

(c)      Buyer Indemnitees must first proceed against the Holdback Shares and/or, at Buyer's full discretion, the Earnout Amountto seek to recover the amount of any claims for indemnification that Buyer Indemnitees may have hereunder against the Sellers before proceeding directly against the Sellers to recover the amount of such claims. However, if Buyer Indemnitees proceed against the Holdback Shares and exercise their rights hereunder with respect to the Earnout Amount, if any is available at that time, in order to recover the amount of such claims it or they have against the Sellers, and if the then fair-market value of the Holdback Shares and the Earnout Amount available are insufficient to fully satisfy such claims, then Buyer Indemnitees shall have the right to proceed directly against the Sellers to recover any deficiency, subject to the limitations hereunder. It is hereby clarified that Buyer Indemnitees shall not be required to await with proceeding directly against Sellers until the time that the Earnout Amount is earned.

(d)      If and to the extent any indemnity claim is payable from the Holdback Shares, then the number of Parent Ordinary Shares which shall satisfy such claim (and, consequently, not to be issued to Sellers) shall be determined by dividing (x) the amount of indemnity payable and being satisfied from the Holdback Shares by (y) the average closing market price per Parent Ordinary Share on the NASDAQ Stock Market for the 30 trading days prior to the Final Resolution.

(e)      Parent and Buyer acknowledge and undertake that, to the extent that a Parent Change of Control occurs prior to the issuance and release to Sellers of all the Holdback Shares, if any, then, in lieu of issuing such Holdback Shares (i.e., if and to the extent that any such Holdback Shares would be issuable to the Sellers in accordance with this Article VIII had the Parent Change of Control occur after the issuance of such Holdback Shares), Buyer will pay Sellers (in accordance with the same allocation of the Holdback Shares in the Final Payment Spreadsheet) an amount in cash equal to the value of such Holdback Shares, which value shall be determined in accordance with the value assigned to the Parent Ordinary Shares in such Parent Change of Control.

(f)       Notwithstanding anything to the contrary herein, including the recitals hereto, the internal allocation of the Aggregate Consideration (including the contribution of each Seller to the Holdback Shares and/or the Earn-out Payment Amount) as set forth in the Final Payment Spreadsheet shall not serve, in and by itself, to limit the ability of Buyer Indemnitees to seek recovery of indemnification claims hereunder from the Holdback Shares and Earn-out Payment Amount in accordance with the Seller's Prportionate Indemnification Share of the indemnifiable Loss. By way of example only, if Buyer Indemnitees have a valid indemnity claim for Losses of $500,000, then Buyer Indemnitees may withhold and recover such Losses in full from the Holdback Shares, even if, according to the Final Payment Spreadhseet, one of the Sellers contributed (and was allocated) less than 50% of the Holdback Shares.

Section 8.2       Survival of Representations, Warranties and Covenants.  l)  The representations and warranties of the Parties contained in this Agreement or in any instrument, certificate or writing delivered pursuant to this Agreement or any other agreement contemplated hereby shall survive the Closing until 5:00 p.m., EST on the twenty four (24) month anniversary of the Closing; provided that the Specified Representations shall survive the Closing until 5:00 p.m., EST, on the date that is sixty (60) days after the expiration of the statutes of limitations (including extensions thereof) applicable to the matters referenced therein, if any (as applicable, the “Survival Period”). Covenants shall survive indefinitely, unless provided otherwise by their respective terms.

(b)      For clarification purposes, in no case shall the termination of the covenants or of the representations and warranties as provided in clause (a) above affect any claim for indemnification if written notice of such claim in accordance with this Article VIII is delivered to the applicable indemnifying party prior to such termination.

(c)      The representations, warranties and covenants contained in this Agreement or in any certificate or other writing delivered in connection with this Agreement shall in no event be affected by any investigation, inquiry or examination made for or on behalf of any Party, or the knowledge of any Party’s Representatives or the acceptance by any Party of any certificate or other writing delivered hereunder.

Section 8.3       Indemnification.  m) Subject to the other provisions of this Article VIII, the Sellers shall, severally and not jointly, based on such Seller’s Proportionate Indemnification Share of each Loss covered by this Section 8.3, indemnify and hold harmless Buyer, Parent, its Affiliates (including, following the Closing, the Company) and their respective officers, directors, agents, employees, Representatives, successors and permitted assigns (the “Buyer Indemnitees”) from and against any damages, losses, Liabilities, actions, costs, Taxes, deficiencies, assessments, judgments, awards, claim of any kind, interest, penalties, fines or expenses (including reasonable attorneys’, consultants and experts’ fees and expenses), arising out of any claims by or on behalf of any party to this Agreement or any Third Party Claims asserted (collectively, “Losses”), suffered, incurred or paid, in connection with or arising out of (i) any inaccuracy in or breach of any of the Company’s or Sellers' representations or warranties in this Agreement or in any instrument, certificate or writing delivered pursuant to this Agreement (other than with respect to inaccuracies in or breaches of any of the Specified Representations); (ii) any inaccuracy in or breach of any of the Specified Representations as well as any inaccuracy contained in the Final Payment Spreadsheet; (iii) any breach of any of the Company’s or Seller’s covenants or agreements (including indemnity obligations under Sections 5.13 hereof) in this Agreement or in any instrument, certificate or writing delivered pursuant to this Agreement; (iv) any claim by (A) a current or former Company Equityholder or employees entitled to Company Bonus, or by (B) any other Person or entity, seeking to assert, or based upon, ownership or rights to ownership of any shares of the Company Share Capital or that he, she or it is entitled to any consideration pursuant to this Agreement and/or any transaction contemplated hereby, including any portion of the Aggregate Consideration, that is not listed in the Final Payment Spreadsheet; (v) any and all Taxes of any Person (other than the Company) imposed on the Company, as a transferee or successor, by Contract or pursuant to any applicable Legal Requirement, which Taxes relate to an event or transaction occurring before the Closing Date; and (vi) any Legal Proceeding relating to clauses (1)-(v) above for the purpose of enforcing any of Buyer Indemnitees' rights under this Article VIII.

(b)      Subject to the other provisions of this Article VIII, Parent and Buyer shall, severally and jointly, indemnify and hold harmless the Sellers and their respective officers, directors, Affiliates, agents, employees, Representatives, successors and permitted assigns (the “Seller Indemnitees”) from and against any Losses suffered, incurred or paid, in connection with or arising out of (i) any inaccuracy in or breach of any of the Parent or Buyer’s representations or warranties in this Agreement or in any instrument, certificate or writing delivered pursuant to this Agreement, and (ii) any breach of any of the Parent or Buyer’s covenants or agreements in this Agreement or in any instrument, certificate or writing delivered pursuant to this Agreement.

(c)      For purposes of this Article VIII, in determining the amount of any Loss attributable to a breach of any representation, warranty or covenant of any Party, any qualifications in the representations, warranties and covenants with respect to a “Material Adverse Effect,” “materiality,” “material,” “in all material respects,” or similar terms shall be disregarded, but such qualifications shall be given full effect for purposes of determining whether any representation, warranty or covenant has been breached.

(d)      The Sellers acknowledge and agree that, if, following the Closing, the Company suffers, incurs or otherwise becomes subject to any Losses as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of the Company as a Buyer Indemnitee), Parent and Buyer shall also be deemed, by virtue of their direct or indirect ownership of the shares of the Company, to have incurred such Losses as a result of and in connection with such inaccuracy or breach; however, in no event shall the Buyer Indemnitees be entitled to duplicative recovery for any such Losses.

(e)      In the event of a breach by any Seller of any of his, her or its respective representations and warranties set forth in Article III of this Agreement (the "Breaching Seller"): (i) Buyer Indemnitees shall only be entitled to present a demand, bring a claim, or be entitled to any remedy against the Breaching Seller, and none of the other Sellers will be liable for such a breach (without derogating from Buyer Indemnitees to bring a claim, or be entitled to remedy against the other Seller, to the extent the claim also involves breaches by the other Seller or the Company of other provisions of this Agreement); (ii) in the event a Buyer Indemnitee brings a claim against such a Seller, such a claim shall be limited to such Breaching Seller’s Proportionate Indemnification Share of the Actual Consideration; and (iii) each Breaching Seller will indemnify and reimburse the Buyer Indemnitees in connection with any Loss, as incurred by them as a result of such a breach.

Section 8.4       Limitations on Indemnification.

(a)      The maximum liability for indemnity claims pursuant to (i) Section 8.3(a)(i)  of all Sellers shall not exceed 25% of the Actual Consideration (the "Cap"), (ii) Section 8.3(a)(i) and 8.3(a)(ii) of all Sellers shall not exceed the Actual Consideration, (iii) Section 8.3(a)(i) of each Seller shall not exceed half (50%) of  the Cap, and (iv) Section 8.3(b)(i) of Parent and Buyer shall not exceed $375,000.

(b)      Buyer Indemnitees shall not be entitled to any indemnification for any indemnification obligations of the Sellers pursuant to Section 8.3(a)(i) unless and until the aggregate amount of Losses equals or exceeds $75,000 (the “Basket”), in which case the Buyer Indemnitees shall be entitled to the entire amount of such Losses and not just the amount of Losses that exceed the Basket. Seller Indemnitees shall not be entitled to any indemnification for any indemnification obligations of Parent and Buyer hereunder unless and until the aggregate amount of Losses equals or exceeds the Basket, in which case the Seller Indemnitees shall be entitled to the entire amount of such Losses and not just the amount of Losses that exceed the Basket.

(c)      Notwithstanding anything to the contrary in this Section 8, the limitations set forth in (i) Sections 8.2(a), 8.4(a), 8.4(b) and 8.4(e), shall not apply with respect to any claim for indemnification arising out of or relating to commission of fraud or willful intentional misrepresentation, and (ii) Section 8.4(b) shall not apply with respect to any claim for indemnification arising out of or relating to (A) any inaccuracy in or breach of the Specified Representations or (B) any inaccuracy in the Final Payment Spreadsheet.

(d)      None of the parties shall have any liability under any provision of this Agreement for, and the amount of the Losses shall not include, any damages that (subject to the following sentence) are punitive damages, special damages, or consequential damages that are not reasonably forseeable.  Notwithstanding the foregoing sentence, the limitations set forth in this Section 8.4(d) shall not prevent any Buyer Indemnitee from being indemnified for all components of awards against such Buyer Indemnitee in any Third Party Claim.

(e)      Notwithstanding anything herein to the contrary, all Losses for which any Buyer Indemnitee would otherwise be entitled to indemnification under this Article VIII shall be reduced by:

(i)
the value of any net Tax benefit actually realized by the Company, Buyer or Parent after the Closing in connection with the Loss which forms the basis of the claim for indemnification hereunder by the Buyer Indemnitee (for the sake of clarity, in no event shall this limitation apply to the parties' undertakings under Section 5.13). For purposes hereof, a Tax benefit will only exist to the extent that it results in, or with commercially reasonable steps capable of being taken by the Company (following the Closing), Buyer or Parent, as to result in, a refund of or actual reduction in Tax with respect to the taxable period in which indemnification claim is paid, or on any Tax Return with respect thereto; and

(ii)
any insurance proceeds (net of deductibles and increase in premiums) actually received by the Buyer Indemnitees in connection with the Loss which forms the basis of the claim for indemnification hereunder by the Buyer Indemnitee.

Section 8.5       Indemnification Procedure.  n) Any Buyer Indemnitee or Seller Indemnitee who believes it may be entitled to indemnification pursuant to Section 8.3 (an “Indemnified Party”; provided that in case of Seller Indemnitee, it may act only through the Shareholders’ Representative and in such case any reference in this Section 8.5 and in Section 8.8 to Indemnified Party shall be deemed to refer to the Shareholders’ Representative acting on behalf of the Seller Indemnitees) may make an indemnification claim by delivering a claim certificate to the Shareholders’ Representative (in case of Buyer Indemnitees) or to Buyer  (in case of Seller Indemnitees) (in each case, a “Claim Certificate”), which Claim Certificate shall: (i) state the Losses indemnifiable hereunder; (ii) to the extent reasonably capable of estimation, a good faith estimate of the amount of Losses such Indemnified Party claims to have so incurred or suffered or reasonably believes in good faith it may incur or suffer and the Indemnified Party may update such estimate from such to time by written notice; and (iii) specify in reasonable detail (based upon the information then possessed by the Indemnified Party) the nature of the claim for which indemnification is being sought. The sole and exclusive remedy for any defective Claim Certificate shall be a demand for cure of such defect and delivery of a conforming Claim Certificate.

(b)      In the event that Parent and Buyer or the Shareholders’ Representative, as the case may be, shall object to the indemnification of an Indemnified Party in respect of any claim or claims specified in any Claim Certificate, they shall, within 20 days after receipt by the Indemnifying Party of such Claim Certificate, deliver a notice to such effect, specifying in reasonable detail the basis for such objection, and shall, within the twenty (20) day period beginning on the date of receipt by the Indemnified Party of such objection, attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims.  If they shall succeed in reaching agreement on their respective rights with respect to any of such claims, Parent, Buyer and the Shareholders’ Representative shall promptly prepare and sign a memorandum setting forth such agreement.  Should they be unable to agree as to any particular item or items or amount or amounts within such time period, then the Indemnified Party shall be permitted to submit such dispute to the courts set forth in Section 9.12. Claims for Losses specified in any Claim Certificate to which there is no objection in writing by the applicable Party within 20 days of receipt of such Claim Certificate shall be deemed final and binding.

Section 8.6       Third Party Claims.  o) If a claim by a third party (a “Third Party Claim”) is made against any Indemnified Party, and if such party intends to seek indemnity with respect thereto under this Article VIII, such Indemnified Party shall promptly notify the Shareholders’ Representative or Parent and Buyer, as applicable, of such Third Party Claim (the “Third Party Claim Notice”); provided, that the failure to so notify shall not relieve the indemnifying party of its obligations hereunder, except to the extent that it is actually and materially prejudiced thereby.  The notice of Third Party Claim shall include, based on the information then available to the Indemnified Party, a summary in reasonable detail of the basis for the Third Party Claim.

(b)      The Shareholders’ Representative (on behalf of the Sellers) or Parent and Buyer, as the case may be, shall, at their sole expense, be entitled to assume and control the defense of such Third Party Claim if it notifies in writing the same to the Indemnified Party within fourteen (14) days from receipt of the Third Party Claim Notice, provided that together with such written notice of assumption of defense the applicable party irrevocably agrees that any and all Losses incurred by Buyer Indemnitees or Seller Indemnitees in connection with such Third Party Claim shall be recoverable. If the applicable Party assumes such defense then the Indemnified Party shall have the right to participate in the defense and, at its sole expense, to employ counsel reasonably acceptable to the indemnifying party, separate from the counsel employed by the indemnifying party. If there is a Third Party Claim that, if adversely determined, would give rise to a right of recovery for Losses hereunder, then any amounts incurred by the Indemnified Party in defense of such Third Party Claim, regardless of the outcome of such claim, shall be deemed Losses hereunder. The indemnifying party (which, in the case of the Sellers, the Shareholders’ Representative on their behalf) shall not admit any liability with respect to, or settle, compromise or discharge any Third Party Claim without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld or delayed).

(c)      Notwithstanding the foregoing, the Shareholders’ Representative shall not be entitled to assume the defense of any Third Party Claim which involves a claim (i) that, in the reasonable judgment of Parent, could result in Losses not arising out of indemnity claims for the matters set forth in Sections 8.3(a)(ii) through 8.3(a)(v), or in Losses in excess of the Aggregate Consideration, (ii) relating to, or otherwise in connection with Company Intellectual Property or allegation of infringement of third party Intellectual Property Rights, or (iii) involving or in the reasonable judgment of Parent could involve criminal liability or in which injunction or other equitable relief is sought against any Buyer Indemnitee (each of (i) to (iii), an “Excluded Third Party Claim”). In each such case, the Shareholders’ Representative may not elect to retain the defense of such Third Party Claim (or, if such Third Party Claim was previously assumed by the Shareholders’ Representative, the Shareholders’ Representative shall immediately relinquish control thereof to the Buyer Indemnitees), and the Buyer Indemnitees will be entitled to be indemnified by the Indemnifying Parties for their Losses incurred in such defense (including, without limitation, reasonable attorneys fees), subject to the limitations set forth in this Article VIII.

(d)      In the case where a Party shall assume the defense of a Third Party Claim, it will keep the indemnifying person (in the case of the Sellers, the Shareholders’ Representative on their behalf) reasonably informed about developments and progress in respect of such Third Party Claim. Other than in the case of an Excluded Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge any Third Party Claim, without the indemnifying person’s prior written consent (which consent shall not be unreasonably withheld or delayed).

Section 8.7       No Right of Contribution.  Neither the Shareholders’ Representative nor any Seller shall be entitled to, or make any claim for, contribution from the Company with respect to any indemnity claims arising under or in connection with this Agreement, and the Shareholders’ Representative, on their own behalf and on behalf of all Sellers, hereby waives any such right of contribution from the Company it has or may have in the future.

Section 8.8       Effect of Investigation; Reliance.  The right to indemnification, payment of Losses or any other remedy will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any representation, warranty, covenant or agreement made by the Company or Sellers or any other matter.  The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right to indemnification, payment of Losses, or any other remedy based on any such representation, warranty, covenant or agreement.  No Buyer Indemnitee shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Buyer Indemnitee to be entitled to indemnification hereunder.

Section 8.9       Treatment of Payments.  Any payment under Article VIII of this Agreement shall be treated by the parties for income Tax purposes as an adjustment to the Aggregate Consideration.

Section 8.10     Exclusivity.  As of the Closing Date, the indemnification provisions contained in this Article VIII are intended to provide the sole and exclusive remedy as to all Losses any of the Indemnified Persons may incur arising from or relating to this Agreement, the agreements and documents contemplated hereby and the transactions contemplated hereby and thereby, and each of the parties hereby waives (and, in the case of the Sellers Indemnitees, the Shareholders’ Representative on their behalf), to the fullest extent provided by applicable Law, any other claims or recourse that may arise under any applicable Legal Requirements, whether such claims are framed in contract, tort, violation of law, including securities laws, or otherwise.    Notwithstanding the aforesaid, nothing in the Agreement shall limit any right to specific performance or injunctive relief, or any right or remedy arising by reason of any claim of fraud or willful intentional misrepresentation with the respect to this Agreement or any of the other Ancillary Agreements.

Section 8.11     No Circular Recovery.  No Seller shall make any claim for indemnification against the Parent, Buyer or the Company by reason of the fact that such Seller was a controlling person, director, employee or representative of the Company or was serving as such for another Person at the request of the Buyer or the Company (whether such claim is for Losses of any kind or otherwise and whether such claim is pursuant to any statute, organizational document, contractual obligation or otherwise) with respect to any claim brought by a Buyer Indemnitee against any Seller relating to this Agreement or the transactions contemplated hereunder.  With respect to any claim brought by a Buyer Indemnitee against any Seller relating to this Agreement or the transactions contemplated hereunder, each Seller shall expressly waive any right of subrogation, contribution, advancement, indemnification or other claim against the Company with respect to any amounts owed by such Seller pursuant to this Article VIII.

Section 8.12     Shareholders’ Representative.  p) The Sellers, by executing or approving this Agreement and the transactions contemplated hereby, irrevocably agree to appoint and constitute Matthew Hayes (and by the execution of this Agreement as the Shareholders’ Representative, Matthew Hayes hereby accept his appointment) for and on behalf of the Sellers as the true, exclusive and lawful agent and attorney-in-fact for and on behalf of each such Seller to act: (i) as the Shareholders’ Representative under this Agreement, and to have the right, power and authority to perform all actions (or refrain from taking any actions) the Shareholders’ Representative shall deem necessary, appropriate or advisable in connection with, or related to, this Agreement and the transactions contemplated hereby; (ii) in the name, place and stead of each Seller (A) in connection with the Share Purchase and the transactions contemplated by this Agreement and in accordance with the terms and provisions of this Agreement, and (B) in any proceeding involving this Agreement, to do, or refrain from doing, all such further acts and things, necessary, appropriate or advisable in connection with any of the foregoing, including execute and deliver all such documents as the Shareholders’ Representative shall deem necessary or appropriate in connection with the Share Purchase, including this Agreement or agreeing to any modification or amendment of this Agreement in accordance with Section 9.10 of this Agreement and executing and delivering an agreement of such modification or amendment. Without derogating from the generality of the foregoing, as of the date hereof the Shareholders’ Representative shall have the right, power and authority to: (i) give and receive notices, consents and communications, executed by the Shareholders’ Representative, including where this Agreement expressly require an action or consent of the Shareholders' Representative; (ii) authorize delivery to Buyer Indemnitees of the applicable portion of the Aggregate Consideration or supplemental indemnification amounts, if any, in satisfaction of claims by Indemnified Parties, (iii) object to such deliveries, (iv) agree to, negotiate, defend, resolve, enter into settlements and compromises of, any suit, proceeding, claim or dispute under this Agreement on behalf of the Sellers and comply with orders of courts and awards of arbitrators with respect to such claims, (v) agree to, negotiate, enter into and provide amendments and supplements to and waivers in respect of this Agreement, including termination of this Agreement, (vi) retain legal counsel, accountants, consultants, advisors and other experts, and incur any other reasonable expenses, in connection with all matters and things set forth or necessary with respect to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby; and (vii) to take all actions necessary or appropriate in the judgment of the Shareholders’ Representative for the accomplishment of any or all of the foregoing.  The identity of the Shareholders’ Representative may be changed by the joint consent of the Sellers upon not less than fifteen (15) days’ prior written notice to all of the Parties. The Shareholders’ Representative may resign from his position by providing a 15-day prior written notice to the Sellers and in such case, or in the case of death, disability, or inability of the Shareholders’ Representative, the other Seller shall become the replacement Shareholders’ Representative and notify the Parties. No bond shall be required of the Shareholders’ Representative, and the Shareholders’ Representative shall receive no compensation for his services.  Notices or communications to or from the Shareholders’ Representative shall constitute notice to or from each of the Sellers. Any and all decisions, acts, consents or instructions made or given by the Shareholders’ Representative in connection with this Agreement shall constitute a decision of all the Sellers and shall be final, binding and conclusive upon each and every Seller, and Parent and Buyer shall be entitled to rely upon any such decision, act, consent or instruction of the Shareholders’ Representative. This power of attorney is coupled with an interest and is irrevocable.

(b)      The Shareholders’ Representative will not incur any liability with respect to any action taken or suffered by him in reliance upon any notice, direction, instruction, consent, statement or other document believed by him, her or it to be genuine and to have been signed by the proper person (and shall have no responsibility to determine the authenticity thereof), nor for any other action or inaction, except his own willful misconduct. In all questions arising under this Agreement, the Shareholders’ Representative may rely on the advice of counsel, and the Shareholders’ Representative will not be liable to the Sellers for anything done, omitted or suffered by the Shareholders’ Representative based on such advice. Each Seller hereby releases the Shareholders’ Representative from any loss (including any losses incurred, as such losses are incurred), liability or expense for, arising out of or in connection with the acceptance or administration of the Shareholders’ Representative’s duties hereunder or any action taken or not taken by any of them, her or it in his, her or its capacity as such agent (including the legal costs and expenses of defending the Shareholders’ Representative against any claim or liability (and all actions, claims, proceedings and investigations in respect thereof) in connection with, caused by or arising out of, directly or indirectly, the performance of the Shareholders’ Representative’s duties hereunder), except for the liability of the Shareholders’ Representative, to a Seller for loss which such holder will suffer from the willful misconduct of the Shareholders’ Representative in carrying out his duties hereunder. In addition, and without derogating from the generality of the foregoing, the Sellers shall severally and jointly, indemnify the Shareholders’ Representative and hold him harmless against any loss (including any losses incurred, as such losses are incurred), liability or expense for, arising out of or in connection with the acceptance or administration of the Shareholders’ Representative’s duties hereunder or any action taken or not taken by any of them, her or it in his, her or its capacity as such agent (including the legal costs and expenses of defending the Shareholders’ Representative against any claim or liability (and all actions, claims, proceedings and investigations in respect thereof) in connection with, caused by or arising out of, directly or indirectly, the performance of the Shareholders’ Representative’s duties hereunder), except for the liability of the Shareholders’ Representative, to a Seller for loss which such holder will suffer from the willful misconduct of the Shareholders’ Representative in carrying out his duties hereunder.

(c)      The Shareholders’ Representative shall treat confidentially and, subject to any Legal Requirement, not disclose any nonpublic information from or about the Company, Buyer or Parent to anyone (except on a need to know basis to individuals (identified to the Company and Parent in writing in advance) who agree in writing to treat such information confidentially).

(d)      Subject to the provisions of this Section 8.12, a decision, act, consent or instruction of the Shareholders’ Representative shall constitute a decision of all of the Sellers and shall be final, binding and conclusive upon each and every Seller, and the other Parties may rely upon any decision, act, consent or instruction of the Shareholders’ Representative as being the decision, act, consent or instruction of each and every Seller.  Each of Parent and Buyer is hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Shareholders’ Representative.

ARTICLE IX

Miscellaneous

Section 9.1       Definitions.  When used in this Agreement, the following terms shall have the respective meanings specified therefor below.

"Actual Consideration" means an amount equal to $6,000,000 plus the portion of the Earn-Out Payment Amount that has actually been paid or that is reasonably expected to be paid in the future.   For example only, if $1,000,000 of the 2014 Payment was actually paid to the Sellers, and on December 1, 2015 it was reasonably expected that only $1,000,000 of the 2015 Payment would be paid in 2016, then the Actual Consideration as of December 1, 2015 would be $8,000,000 and, if as of March 31, 2016, the actual 2015 Payment payable to the Sellers is $2,000,000, then the Actual Consideration as of March 31, 2016 would be $9,000,000.

“Affiliate” of any Person shall mean any other Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided, that, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

 “Business Day” shall mean any day except a Friday, Saturday, a Sunday or any other day on which commercial banks are required or authorized or obligated by law or executive order to close in Tel Aviv, Israel or Illinois.

 “Cash” shall mean cash, cash equivalents and marketable securities of the Company, as determined in accordance with GAAP consistently applied.

 “Closing Cash Consideration” shall mean (A) Four Million Five Hundred Thousand U.S. Dollars ($4,500,000)] minus (B) the sum of (i) the Company Transaction Expenses, (ii) the cash portion of the Bonus Closing Consideration payable in accordance with the Final Payment Spreadsheet  and (iii) the Company Indebtedness, if any, as of the Closing Date, if any.

 “Closing Share Consideration” shall mean One Hundred Eighty Five Thousand (185,000) Parent Ordinary Shares less the portion of the Bonus Closing Consideration payable in Parent Ordinary Shares in accordance with the Final Payment Spreadsheet.

 “Code” shall mean the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated and the rulings issued thereunder.

 “Collective Bargaining Agreement” shall mean any and all written agreements, arrangements, memorandums of understanding, contracts, letters, side letters and contractual obligations of any kind, nature and description, that have been entered into between the Company or any employers’ organization in which the Company is a member and any employees’ organization.

 “Company Share Capital” shall mean the Company Common Shares and any other shares of capital stock of the Company.

 “Company Common Shares” shall mean the common shares, no par value per share, of the Company.

 “Company Equityholders” shall mean any holder of Company Equitysecurities.

 “Company Equitysecurities” shall mean Company Share Capital, or any securities, options or rights that are exchangeable or convertible into Company Share Capital.

 “Company Indebtedness” shall mean, as of any specified date, the amount equal to the sum (without any double-counting) of the following obligations (whether or not then due and payable or with recourse or not), to the extent they are of the Company or guaranteed by the Company, including through the grant of a security interest upon any assets of such Person: (i) all outstanding obligations for borrowed money; (ii) obligations evidenced by notes, bonds, debentures or similar instruments, or pursuant to any guaranty or arrangements having the economic effect of a guarantee (excluding trade payables), or that are secured by a Lien on property or assets; (iii) obligations under capital leases; (iv) any reimbursement obligation with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Persons and any obligations issued or assumed as the deferred purchase price of property or services (other than accounts payable incurred in the ordinary course of business); (v) asset retirement obligations and similar obligations; (vi) obligations evidenced by any securitization or factoring arrangements; and (vii) principal, interest (including default interest), premiums, penalties (including prepayment and early termination penalties and default penalties or judgments), breakage fees and other amounts owing in respect of the items described in the foregoing clauses (i) through (vi).  For the avoidance of doubt, (a) accounts payable arising in the ordinary course of business and (b) any Company Transaction Expenses, shall not be considered Indebtedness.

 “Company Intellectual Property” shall mean any and all Intellectual Property and Intellectual Property Rights that are owned or used by, or purported to be owned by, or licensed to, the Company.  “Company Intellectual Property” includes Company Registered Intellectual Property.

 “Company Bonus” shall mean any bonuses payable in the event of a change of control transaction involving the Company, including a "capital event" bonus to which certain Employees are entitled.

 “Company Products” shall mean all products or service offerings, including maintenance and related services, of the Company that  are currently marketed, sold, provided or distributed by the Company (as well as any future releases, enhancements and modifications thereof).

 “Company Registered Intellectual Property” shall mean the applications, registrations, patents and other filings for Intellectual Property Rights that have been registered, filed, certified, issued or otherwise perfected or recorded with or by any Governmental Entity by or in the name of the Company.

 “Company Transaction Expenses” shall mean all expenses (including VAT imposed thereon, if any) incurred or to be incurred by the Company prior, through and following the Closing Date in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby and the Closing, including out of pocket costs, fees and disbursements of financial advisors, attorneys, accountants and other advisors and service providers, or any similar charges in connection with this Agreement or any transaction contemplated hereby, including also the costs of any bonuses, retention payments and any other change of control or similar payments payable as a result of or in connection with the transactions contemplated by this Agreement, in each case, as payable by the Company after the Closing.

 “Contract” shall mean any note, bond, mortgage, indenture, guarantee, license, franchise, permit, agreement, understanding, arrangement, contract, commitment, letter of intent, or other instrument or obligation (whether oral or written), and any amendments thereto.

 “Copyleft License” means a Software license that requires, as a condition of use, modification and/or distribution of Software licensed under such license, that other Software or content incorporated into, derived from, used, or distributed with such Software: (i) be made available or distributed in non-binary form, (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that allow the Company Products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of law), or (iv) be redistributable or used for no license fee.  Copyleft Licenses include without limitation the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, and all Creative Commons “sharealike” licenses.

 “Employee” shall mean any former or current employee or independent contractor.

 “Employee Representative” shall mean any labor union, trade union, labor organization, employee organization, works council, European works council, workers’ committee, bargaining representatives, or any other type of employees’ representatives appointed for information, consultation and/or collective bargaining purposes.

 “Export Control and Import Laws” shall mean applicable Legal Requirements concerning export and import and governing embargoes, sanctions and boycotts, including the Arms Export Controls Act (22 U.S.C. §2778), the International Emergency Economic Powers Act (50 U.S.C. § 1701 et seq. ), the Export Administration Act of 1979 (50 U.S.C. app. 2401 2420), the International Traffic in Arms Regulations (22 C.F.R. § 120 et seq.), the Export Administration Regulations (15 C.F.R. § 730 et. seq.) and all Legal Requirements relating to any of the foregoing, and the laws administered by the Office of Foreign Assets Controls of the U.S. Department of the Treasury, and the laws administered by U.S. Customs and Border Protection.

 “Foreign Corrupt Practices Act” shall mean the Foreign Corrupt Practices Act of the United States, 15 U.S.C. Sections 78a, 78m, 78dd 1, 78dd 2, 78dd 3, and 78ff, as amended, if applicable, or any similar Legal Requirement of any jurisdiction where one or more properties owned or leased by the Company are located or where the Company transacts business or any other jurisdiction, if applicable.

 “GAAP” shall mean generally accepted accounting principles in the United States, consistently applied, as in effect at the time covered by the applicable financial statements.

 “Governmental Entity” shall mean any U.S. or non U.S. federal, state, provincial or local court, arbitral tribunal, administrative agency or commission or other governmental or regulatory agency or authority or any securities exchange.

 “Intellectual Property” shall mean any or all of the following (i) works of authorship including computer programs, source code, and executable code, whether embodied in Software, or otherwise, architecture, documentation, designs, files, records, and proprietary data, (ii) inventions (whether or not patentable), discoveries and improvements, (iii) proprietary and confidential information and Trade Secrets (iv) databases, data compilations and collections and proprietary technical data, (v) logos, trade names, trade dress, trademarks and service marks, (vi) domain names, web addresses and sites, (vii) tools, methods and processes, (viii) devices, prototypes, schematics, breadboards, netlists, test methodologies, verilog files, emulation and simulation reports, test vectors and hardware development tools and (ix) any and all instantiations of the foregoing in any form and embodied in any media.

 “Intellectual Property Rights” shall mean on a worldwide basis, any and all (i) patents, patent applications and inventors’ certificates, (ii) copyrights, copyright registrations and copyright applications and “moral” rights and other rights of authors, (iii) mask works and mask sets, and all applications and registrations of any of the foregoing, (iv) confidential and proprietary information, trade and industrial secrets and non-public discoveries, concepts, ideas, research and development, technology, know-how, formulae, inventions, compositions, processes, techniques, technical data and information, procedures, drawings, specifications, databases and other information, including, without limitation, customer lists, supplier lists, pricing and cost information, and business and marketing plans and proposals (collectively, “Trade Secrets”), (v) other proprietary rights relating to intangible intellectual property, (vi) trademarks, trade names and service marks and domain names, (vii) rights of privacy and rights of publicity, (viii) divisions, continuations, renewals, reissuances and extensions of any of the foregoing (as applicable), (ix) all other common law and statutory intellectual property or industrial property rights recognized under applicable law, and (x) analogous rights to those set forth above, including the right to enforce and recover damages for all past and future infringements, misappropriations or violations of any of the foregoing.

 “IRS” shall mean the U.S. Internal Revenue Service.

 “Legal Requirement” means, with respect to any Person, any applicable law, extension order, treaty, statute, code, ordinance, decree, Order, constitution, bylaw, permit, directive, rule, regulation, ruling, certificate (including a withholding certificate) and lawful requirements enacted or promulgated by any Governmental Entity and all judicial, quasi-judicial, administrative, quasi-administrative and arbitral judgments, orders (including injunctions) decisions or awards of any Governmental Entity or any arbitrator, including general principles of common law, civil law and equity applicable to such Person, any property (immovable and real or movable and personal, tangible or intangible) of such Person or any activity of such Person, in each case as in effect at the Closing.

 “Liabilities” shall mean any and all indebtedness, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

 “Liens” shall mean any liens, security interests, options, rights of first refusal, claims, easements, mortgages, charges, indentures, deeds of trust, rights of way, restrictions on the use of real property, encroachments, leases to third parties, security agreements, or any other encumbrances and other restrictions or limitations on ownership or use of real or personal property or irregularities in title thereto (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset, and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

 “Material Adverse Effect” shall mean, any event, circumstance, development, condition, state of facts, occurrence, change or effect that, individually or together with any other event, circumstance, development, condition, state of facts, occurrence, change or effect, (x) is reasonably likely, either individually or in the aggregate, to have a material adverse effect on the financial condition, properties, assets, Liabilities, business, operations or results of operations of such Person, taken as a whole, or (y) would, either individually or in the aggregate, prevent, materially alter or materially delay such Person's  ability to consummate the Share Purchase or the other transactions contemplated hereby in accordance with the terms hereof.

 “Open Source Software” shall mean all Software that is distributed under (i) any license approved by the Open Source Initiative or any similar license, (ii) any license that meets the Open Source Definition or the Free Software Definition, and (iii) to the extent not included in the foregoing (i) and (ii), any Copyleft Licenses.

 “Order” shall mean any judgment, order, injunction, decree, writ, permit or license of any Governmental Entity or any arbitrator.

 "Parent Change of Control" shall mean the consummation of a transaction, whether through merger, consolidation, stock purchase, asset purchase, tender offer or the like, whereby all of the outstanding Parent Ordinary Shares are acquired by a third party or a group of persons, whether for cash and/or securities, and, as a result thereof, the Parent Ordinary Shares are no longer traded or quoted on any stock exchange, OTC or similar public market, or substantially all the assets of the Parent and its subsidiaries are acquired by a third party or a group of persons.

 “Parent Ordinary Shares” shall mean Ordinary Shares, par value NIS 0.4 each, of Parent.

 “Permitted Liens” shall mean (i) statutory liens for Taxes that are not yet due and payable or are being contested in good faith by appropriate proceedings and are disclosed in the Company Disclosure Schedule, (ii) statutory or common law liens to secure obligations to landlords, lessors or renters under leases or rental agreements confined to the premises rented, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension or other social security programs mandated under Legal Requirements, (iv) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens and (v) restrictions on transfer of securities imposed by applicable state and federal securities laws.

 “Parent LOI” shall mean the letter of intent entered into between the Company, the Sellers and Parent as of November 27, 2013.

 "Bonus Closing Consideration" shall mean the amount payable by the Company to all the Bonus Holders, pursuant to the Bonus Letters or the Services Agreement, as applicable, at the Closing.

 "Bonus Contingent Consideration" shall mean the amount payable by the Company to all the Bonus Holders, pursuant to the Bonus Letters or Services Agreement, as applicable, as a result of the payment of the Earn-Out Payment Amount.

 “Bonus Holders” shall mean the holders of the Company Bonus listed, or that should have been listed, in Section 2.3(e) of the Company Disclosure Schedule.

 “Person” shall mean and include an individual, a partnership, a limited partnership, a limited liability partnership, a joint venture, a corporation, a limited liability company, an association, a trust, an unincorporated organization, a group and a Governmental Entity.

 “Proportionate Indemnification Share” shall mean with respect to a Seller, 50%.

 "Registrable Securities" means:  (a) any Parent Ordinary Shares acquired by the Sellers  pursuant to this Agreement and (b) any Parent Ordinary Shares issued or issuable directly or indirectly with respect to the securities referred to in clause (a) by way of stock dividend, stock conversion or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.  As to any particular shares constituting Registrable Securities, such shares will cease to be Registrable Securities when they:  (i) have been effectively registered under the Securities Act and until the earlier of (a) one year following registration thereof and (b) disposition thereof  in accordance with the registration statement covering them, (ii) have been sold to the public through a broker, dealer or market maker pursuant to Rule 144 (or any similar provision then in force) under the Securities Act, (iii) have been otherwise transferred  or (iv) have been sold in a private transaction in which the transferor's rights under this Agreement are not assigned.

 “Representatives” of any Person shall mean such Person’s directors, managers, officers, employees, agents, attorneys, consultants, advisors or other Persons acting on behalf of such Person.

 “Shrink-Wrapped Code” means generally commercially available software code (other than development tools and development environments) where available for a cost of not more than $1,500 for a perpetual license for a single user or work station (or $5,000 in the aggregate for all users and work stations on an annual basis).

 “Software” means computer software, firmware, programs and databases in any form, including Source Code, executable code, tools, developer kits, utilities, graphical user interfaces, and forms, and all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, related thereto.

 "Software License Agreement" shall mean the standard software license agreement used by the Company for licensing the Company Products.

 “Specified Representations” shall mean those representations and warranties made (i) by the Company and Sellers in Sections 2.1, 2.2(a), 2.2(b)(i), 2.3, 2.11, 2.12(a), and 2.23 and (ii) by Sellers in Article III.

 “Subsidiary”, with respect to any Person, shall mean (a) any corporation more than fifty percent (50%) of the stock of any class or classes of which having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is owned by such Person directly or indirectly through one or more subsidiaries of such Person and (b) any partnership, association, limited liability company or other entity in which such Person directly or indirectly through one or more subsidiaries of such Person has more than a fifty percent (50%) equity interest.

 “Tax” or “Taxes” shall mean all taxes, assessments, charges, duties, fees, levies or other governmental charges including all U.S. federal, state, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, sales, use, value added, occupation, property, excise, severance, windfall profits, stamp, license, payroll, social security, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest and linkage and shall include any liability for such amounts as a result of (a) being a transferee or successor or member of a combined, consolidated, unitary or affiliated group, or (b) a Contractual obligation to indemnify any Person.

 “Technology” means tangible embodiments of Intellectual Property Rights, whether in electronic, written or other form, including Company Products, Software, technical documentation, specifications, information, process flows, process recipes, test cases, schematics, prototypes, schematics, breadboards, netlists, test methodologies, verilog files, emulation and simulation reports, test vectors and development tools, designs (including any design databases, mask layers, reticles, test vectors, industrial designs and reference designs), formulae, algorithms (and implementations thereof), application programming interfaces, user interfaces, test reports, build instructions, research and development procedures and results, technical data, lab notebooks, studies, programs, routines, subroutines, formulae, recordings, graphs, drawings, reports, analyses and other writings or materials.

 “Treasury Regulations” shall mean the Treasury Regulations promulgated pursuant to the Code, as amended from time to time, including the corresponding provisions of any successor regulations.

 “U.S.” shall mean the United States of America.

Section 9.2       Construction.  In this Agreement, unless the context otherwise requires:

(a)      references to “writing” or comparable expressions include a reference to facsimile transmission or comparable means of communication (including electronic mail, provided the sender complies with the provisions of Section 9.7 hereof);

(b)      the phrases “delivered” or “made available” shall mean that the information referred to has been physically or electronically delivered to the relevant parties (including, in the case of “made available” to Parent, material that has been posted and thereby made available to Parent through the on line “virtual data room” established by the Company if such material was made available at least two Business Days prior to the date hereof);

(c)      words expressed in the singular number shall include the plural and vice versa; words expressed in the masculine shall include the feminine and neuter gender and vice versa;

(d)      references to Articles, Sections, Sections of the Company Disclosure Schedule, the Preamble and Recitals are references to articles, sections, disclosure schedules, the preamble and recitals of this Agreement, and the descriptive headings of the several Articles and Sections of this Agreement and the Company Disclosure Schedule (as applicable) are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement;

(e)      references to “day” or “days” are to calendar days (subject to the definition of the term “Business Day”);

(f)      the words “hereof”, “herein”, “hereto” and “hereunder”, and words of similar import, shall refer to this Agreement as a whole and not to any provision of this Agreement;

(g)      this “Agreement” or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented;

(h)      “include”, “includes”, and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import; and

(i)      references to “Dollars”, “dollars” or “$”, without more are to the lawful currency of U.S.

Section 9.3       Exhibits and the Disclosure Schedules.  The Exhibits and the Company Disclosure Schedule are incorporated into and form an integral part of this Agreement.

Section 9.4       Knowledge.  When any representation, warranty, covenant or agreement contained in this Agreement is expressly qualified by reference to the “Knowledge” of a Person or words of similar import, it shall mean the actual knowledge of such Person (and, with respect to a corporation other than the Company, the collective knowledge of such matter of each director and executive officers of the applicable Person).  With term "Knowledge" with respect to the Company means the actual knowledge of Matthew Hayes and Kristen Hayes, after reasonable and due inquiry.

Section 9.5       Fees and Expenses.  Except as specifically set forth herein, all costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such costs and expenses (it being understood that all Transaction Expenses will either be paid by the Company prior to Closing or be deducted from the Aggregate Consideration).

Section 9.6       Extension; Waiver.  Subject to the express limitations herein, at any time prior to the Closing, the parties hereto, may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein by the other party or in any document, certificate or writing delivered pursuant hereto by such other party or (c) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such party.  No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed as a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

Section 9.7       Notices.  Except as otherwise provided herein, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier, facsimile or email transmission (in the case of telecopier, facsimile or email transmission, with copies by overnight courier service or registered mail) to the respective parties as follows (or, in each case, as otherwise notified by any of the parties hereto) and shall be effective and deemed to have been given (i) immediately when sent by telecopier, facsimile or email between 9:00 A.M. and 6:00 P.M. (Israel time) on any Business Day (and when sent outside of such hours, at 9:00 A.M. (Israel time) on the next Business Day), and (ii) when received if delivered by hand or overnight courier service or certified or registered mail on any Business Day:

(a)      if to Parent, Buyer or  to the Company, to:

Attunity Ltd.
16 Atir Yeda Street, Atir Yeda Industrial Park
Kfar Saba 4464321, Israel
Attention: CFO
Fax: +972-9-8993011
Email: dror.elkayam@attunity.com

Attunity Inc.
70 Blanchard Road, Floor 2
Burlington, MA 01803
Attention: CFO
Fax:  (877) 896-2760
Email: dror.elkayam@attunity.com

with a copy (which shall not constitute notice or service of process) to:

Goldfarb Seligman & Co.
98 Yigal Alon Street, Electra Tower
Tel Aviv 6789141, Israel
Attention: Ido Zemach, Adv.
Fax: +972-3-6089909
Email: ido.zemach@goldfarb.com

Zysman, Aharoni, Gayer and Sullivan & Worcester LLP
1633 Broadway
New York, NY 10019
Attention: Oded Har-Even, Esq.
Fax: (212) 660-3001
Email: ohareven@zag-sw.com

(b)      if to the Sellers, to:

Matthew Hayes
722 Redwood Lane
Glencoe, Illinois 60022
Email: mhayes@hayestechnology.com

Kristen Hayes
606 Lange Court
Libertyville, Illinois 60048
Email: keh5433@yahoo.com

with a copy (which shall not constitute notice or service of process) to:

Reinhart Boerner Van Deuren s.c.
1000 North Water Street, Suite 1700
Milwaukee, WI 53202
Attention:  Lawrence J. Burnett
Fax:  (414) 298-8097
Email: lburnett@reinhartlaw.com

(c)      if to the Shareholders’ Representative, to:

Matthew Hayes
722 Redwood Lane
Glencoe, Illinois 60022
Email: mhayes@hayestechnology.com
with a copy (which shall not constitute notice or service of process) to:

Reinhart Boerner Van Deuren s.c.
1000 North Water Street, Suite 1700
Milwaukee, WI 53202
Attention:  Lawrence J. Burnett
Fax:  (414) 298-8097
Email: lburnett@reinhartlaw.com

Notices sent by multiple means, each of which is in compliance with the provisions of this Agreement will be deemed to have been received at the earliest time provided for by this Agreement.

Section 9.8       Entire Agreement.  This Agreement, together with the Exhibits hereto and the Company Disclosure Schedule, contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements and understandings, oral and written, with respect thereto, including the Parent LOI.

Section 9.9      Binding Effect; Benefit; Assignment.  This Agreement shall inure to the benefit of and be binding upon the parties hereto.  Except as set forth herein, no other Person not party to this Agreement shall be entitled to the benefits of this Agreement.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party.  Any attempted assignment in violation of this Section 9.9 will be void.

Section 9.10     Amendment and Modification.  Subject to applicable Legal Requirements, the parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of Parent, Buyer, the Company and the Shareholders’ Representative.

Section 9.11     Counterparts.  This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.  Facsimile signatures or signatures exchanged via electronic transmission in pdf format or other comparable format shall be accepted the same as an original signature.  A photocopy of this Agreement may be used in any action brought to enforce or construe this Agreement.

Section 9.12     Applicable Law; Jurisdiction.  THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAWS RULES THEREOF.  EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN, AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER OR INCONVENIENT VENUE FOR SUCH PROCEEDING.  EACH PARTY TO THIS AGREEMENT IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 9.7 ABOVE. NOTHING IN THIS AGREEMENT SHALL AFFECT THE RIGHT OF ANY PARTY TO THIS AGREEMENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

Section 9.13     Severability.  If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in valid and binding and shall in no way be affected, impaired or invalidated, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable term, provision, covenant or restriction or any portion thereof had never been contained herein.

Section 9.14     Specific Enforcement; Limitation on Damages.  q) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached and that an award of money damages might be inadequate in such event.  Accordingly, it is acknowledged that the parties shall be entitled to equitable relief, without proof of actual damages, including an Order for specific performance to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity as a remedy for any such breach or threatened breach.  Each party further agrees that neither the other party nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.14, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.  Each party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.

Section 9.15     Waiver of Jury Trial.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, AND SHALL CAUSE ITS SUBSIDIARIES, IF ANY, AND AFFILIATES TO WAIVE, ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.16     Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and have participated jointly in the drafting of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 9.17     Further Assurances.  After the Closing, each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

Section 9.18     Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Parties have caused this Share Purchase Agreement to be duly executed by their respective officers thereunto duly authorized, all as of the date first above written.

HAYES TECHNOLOGY GROUP, INC.

By:	/s/ Matthew Hayes
Name: Matthew Hayes
Title: President, Chief Technology Officer and Secretary

ATTUNITY LTD.

By:	/s/ Dror Harel-Elkayam
Name: Dror Harel-Elkayam
Title: Chief Financial Officer

ATTUNITY LTD.

By:	/s/ Dror Harel-Elkayam
Name: Dror Harel-Elkayam
Title: Director

MATTHEW HAYES
(AS SHAREHOLDERS’ REPRESENTATIVE)

By:	/s/ Matthew Hayes
Name: Matthew Hayes

IN WITNESS WHEREOF, the Parties have caused this Share Purchase Agreement to be duly executed by their respective officers thereunto duly authorized, all as of the date first above written.

SELLERS:

By:	/s/ Matthew Hayes
Matthew Hayes

By:	/s/ Kristen Hayes
Kristen Hayes

***********

[PLEASE COMPLETE]

FULL NAME: ____________________

ADDRESS: __________________________________________________

IF YOU ARE A "U.S. PERSON," YOU ARE THE RESIDENT OF THE STATE OF: ___________

TEL: _________________________

FAX: _________________________

EMAIL: ______________________

NUMBER OF COMMON SHARES: As shown in the Final Payment Spreadsheet

BANK ACCOUNT INFORMATION: ____________________________________________________